Registration No. 333-155738
Filed Pursuant to Rule 424(b)(3)

PROSPECTUS

UP TO 10,000,000 ORDINARY SHARES ISSUABLE UPON EXERCISE OF RIGHTS TO
SUBSCRIBE FOR SUCH SHARES AT $0.12 PER SHARE

WARRANTS TO PURCHASE UP TO 5,000,000 ORDINARY SHARES

        We, Attunity Ltd, are distributing at no charge to record holders of our ordinary shares on April 6, 2009, which we refer to as the “record date,” non-transferable subscription rights to purchase an aggregate of up to 10,000,000 of our ordinary shares for an aggregate subscription price of $1,200,000.  You will receive 0.43 subscription rights for each ordinary share you hold of record at the close of business on April 6, 2009, subject to adjustments to eliminate fractional subscription rights.

        Each whole subscription right will entitle you, as a record holder of our ordinary shares, to purchase one ordinary share at a subscription price of $0.12 per share, which represents a 7.7% discount to the closing price of our ordinary shares on the Over-the-Counter Bulletin Board, or the OTCBB, on April 6, 2009.  If you exercise your subscription rights in full, then you may oversubscribe for additional shares, subject to certain limitations, to the extent shares are available.

        The subscription rights offering, or the Offering, will expire at 5:00 p.m., Eastern Time, on May 4, 2009, unless extended by us to a later date.  You may revoke your exercise of your subscription rights at any time prior to the expiration of the Offering.

        Subject to certain conditions, one of our existing shareholders, or the standby purchaser, undertook to purchase ordinary shares issuable pursuant to unexercised subscription rights up to a maximum of $360,000 (this amount includes the exercise of his basic subscription rights), which equals to 3,000,000 ordinary shares.

        Each record holder of our ordinary shares will also receive, at no cost, a three-year warrant to purchase our ordinary shares at an exercise price of $0.12 per share, at a rate of one such warrant for every two of our ordinary shares that such record holder acquires pursuant to exercise of its basic and over-subscription rights in the Offering.

        You should carefully consider whether to exercise your subscription rights before the expiration of the Offering.  Our board of directors is making no recommendation regarding your exercise of the subscription rights.

        We may terminate or cancel the Offering at any time prior to its expiration. If the Offering is terminated, then we will return your subscription price payment, but without any payment of interest.

        The securities in the Offering are being offered directly by us without the services of an underwriter or selling agent.  It is expected that delivery of our ordinary shares and warrants will be made as soon as practicable after the completion of the Offering.

        Our ordinary shares are quoted on the OTCBB under the symbol “ATTUF.OB.” The last reported closing sale price of our ordinary shares on the OTCBB on April 8, 2009, was $0.11 per share. Prior to the Offering, there has been no public market for our warrants and we do not expect an active market for the warrants to develop. The subscription price and the warrants’ exercise prices have been set by us.

        Investing in our securities involves significant risks. See “Risk Factors” beginning on page 16 to read about factors you should consider before buying our securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 9, 2009

i

ii

ABOUT THIS PROSPECTUS

          This prospectus provides you with a general description of the subscription rights to purchase ordinary shares offered in this prospectus. You should read both this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

        You should rely only on the information provided in this prospectus or incorporated by reference herein or in any free writing prospectus we may authorize to be delivered to you. We have not authorized anyone else to provide you with different information. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities in any state or jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of its date, and you should not assume that the information in this prospectus is accurate as of any other date.

        Unless indicated otherwise by the context, all references in this prospectus to:

—	"we", "us", "our", "Attunity", or the "Company" are to Attunity Ltd and its subsidiaries;

—	the "Offering" is to the subscription rights offering described in this prospectus;

—	"dollars" or "$" are to United States dollars;

—	"NIS" or "shekel" are to New Israeli Shekels;

—	the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999;

—	the "SEC" are to the United States Securities and Exchange Commission;

—	“Investors Group” is to a group of investors, which included, among others, Mr. Shimon Alon, the Chairman of our board of directors and Chief Executive Officer, Mr. Ron Zuckerman, a member of our board of directors, and Mr. Itzhak (Aki) Ratner, a member of our board of directors and our former Chief Executive Officer. The shareholders agreement among the members of the Investors Group expired on March 1, 2007;

—	"Plenus" are to Plenus Technologies Ltd. and its affiliates, a venture capital lender;

—	“Bridge Loan” is to the short-term convertible loan in the principal amount of approximately $390,000 that we received in November 2008 from Shimon Alon, our Chairman and CEO, and two of our other directors, Ron Zuckerman and Aki Ratner (also our former CEO), or the Lenders;

—	“standby purchaser” is to Shimon Alon, who is one of our existing shareholders and serves as the chairman of our board and our chief executive officer;

—	“NASDAQ” are to the NASDAQ Global Market (formerly, the Nasdaq National Market) or NASDAQ Capital Market (formerly, the Nasdaq SmallCap); and

—	"OTCBB" is to the Over-The-Counter Bulletin Board.

THE ISRAELI SECURITIES AUTHORITY CONFIRMATION

        This prospectus has been prepared based on the requirements of the U.S. Securities Act of 1933, as amended, and in accordance with the requirements of the SEC for Registration Statements on Form F-1. On November 16, 2008, the Israeli Securities Authority, or the ISA, has confirmed to us, in writing, that we will not be required to publish in Israel a prospectus that complies with the Israeli Securities Law, 5728-1968 in connection with the Offering. Nothing in the ISA confirmation should be interpreted as a verification by the ISA of the information contained herein, an approval of the accuracy or completeness of such information or an expression of any view as to the quality of the securities we are distributing.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources, the statements about our plans under “Prospectus Summary – About Attunity – Our Strategy, “Prospectus Summary – Recent Developments,” and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These statements reflect our views, current as of the time expressed, with respect to future events and are based on assumptions and are subject to risks and uncertainties.

        Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based. To the extent forward-looking statements that we incorporate by reference express views as to particular events, conditions or circumstances that may conflict or be inconsistent with each other, the most recent such statement supersedes earlier views.

        Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference into this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This is not intended to be a complete description of the matters covered in this prospectus and is subject to, and qualified in its entirety by, reference to the more detailed information and financial statements (including the notes thereto) included or incorporated by reference in this prospectus.

About Attunity

Our Background

        We were incorporated under the laws of the State of Israel in 1988. When we went public in December 1992, our principal products were the APT product family of software productivity tools, comprised of the APTuser- a production report generator and APTools- a comprehensive software development system. In 1993, we acquired Meyad Computers Company (1991) Ltd. (now known as Attunity Software Services (1991) Ltd.), which owned Mancal 2000 – a financial and logistic application software package. In 1994, we acquired Cortex Inc., which owned CorVision- an application generator for enterprise applications. In 1996, we released Attunity Connect® – a universal data and application access product. In 2004, we released Attunity Federate- a virtual data federation, which is also commonly referred to as Enterprise Information Integration (EII), and Attunity Stream- a change-data-capture technology for streaming and capturing just the changes from one data source to another. In 2005, we released Attunity InFocus– a software platform for composite workplace applications.

Our Business

        We have been delivering software solutions to organizations around the world for nearly twenty years and we are now a leading provider of software for real-time data and application integration, helping organizations optimize the availability, performance, use and lifetime of their information assets. Our software solutions provide the means for organizations to quickly and effectively integrate and simplify cross-system access for applications and projects such as data warehousing, business intelligence, application synchronization, legacy migration and event processing.

        Our products form a comprehensive suite of software infrastructure that is designed to reduce the complexity of today’s information systems and enable them to be accessible for real-time and event-driven applications. Our software includes products for real-time data and application integration, changing data and business event capture, and software for visualizing and deploying integrated composite applications.

        Our software offering consists of the following product lines:

—	Attunity Connect® – Attunity Connect is a suite of pre-built software adapters that provide access, connect-ability and integration to various data sources or applications, including those on mainframes, enterprises, legacy and proprietary sources, as well as Windows and Unix. It is designed to provide seamless access to any data or application, irrespective of the underlying applications that need access.

—	Attunity Federate™ – Attunity Federate provides Enterprise Information Integration (EII) across heterogeneous data sources. Using Attunity Federate, companies can create single views of business information (e.g., Single Customer View), making it easier for business users to access information that exists across multiple data silos without the need for any complex programming.

—	Attunity Stream™ – Attunity Stream is a Change Data Capture, or CDC, technology that captures the changes made to transactional systems and transfers them to another destination database. Given the exponential growth rates of transactional data year-on-year, and the increasing demands for businesses to work with ever more timely information, streaming changed-data to applications and messaging systems has become a critical component of the modern ‘real-time enterprise’.

—	Attunity InFocus® – Attunity InFocus is a software platform designed to rapidly configure, deploy, run and manage integrated, composite business applications. It is designed to help an organization’s business managers detect, visualize and respond to those critical business events and issues that can have a significant effect on the business.

—	Legacy Products – Our key legacy products currently include CorVision (an application generator tool for enterprise applications that runs on Digital VAX computers under the Open VMS operating system and allows developers to use either terminals or a Client/Server Windows application connected to VAX computers) and APTuser (a production report generator able to access data residing in different databases and file managers).

        We have successfully deployed our software solutions at over a thousand organizations worldwide in government, financial services, manufacturing, retail, pharmaceuticals and the supply chain industry. We provide our software directly and indirectly through a number of strategic and OEM agreements with global-class partners, such as Microsoft, Oracle, IBM, GE Medical and other software vendors. We serve our customers via offices in North America, Europe, the Middle East and Asia Pacific and through a network of local partners.

Our Market Opportunity and Solutions

        Over the past three years, much of our efforts were dedicated to developing Attunity InFocus and in creating and increasing its market acceptance. To date, we have not been successful in generating strong demand for this product. Our strategy for InFocus was as a platform for a specific style of business application that brought together components, information and simple workflows into one ‘composite’ user-interface; known as composite workplace applications. Our main focus and strategy is now in the connectivity, real-time integration and event-capture market, which are all key enabling technologies. This is because we believe that the world of IT data infrastructure is undergoing a significant change, one that enables information assets to be accessible according to service-based standards and that provides active, real-time detection of critical events occurring within it. We call this Real-Time Integration, Event and Changing Data Capture, or ECDC for short, and see it as a critical enabling technology for new real-time, event-based applications.

        We believe that our suite of software solutions and services responds to the market need we identified for ECDC by providing the following key benefits:

—	our solutions allow organizations to access, detect, notify and act upon changing data and critical business events in real-time, and realize the full benefits of being a ‘real-time enterprise’;

—	our solutions simplify the growing complex maze of different database systems, platforms, versions and hardware, reducing the costs of interconnectivity and opening up the opportunity for new more valuable cross-system applications; and

—	by enabling a new breed of real-time, event-driven business applications, our cost-effective solutions are designed to help organizations act faster, report more accurately and change quicker, which we believe should result in significant benefits such as lower operational costs, customer responsiveness and satisfaction, reduced organizational risks and leaner and more agile business processes.

Our Strategy

        Our objective is to become the leading provider of software and applications for ECDC. The key elements of our strategy to achieve this objective include:

—	Extend our Product Leadership. Our flexible, open and standards-based architecture allows for easier extension and integration of new products that would further enhance our current offerings. We plan to augment our existing software with additional capabilities, platform-support and formats. Our goal is to provide the most comprehensive and innovative solutions that take the complexity out of integration, the risk out of deployment and enable a new breed of real-time, event-driven applications.

—	Expand Our Selling Capabilities. We market and sell our products in the U.S, the U.K, Europe, Latin America, the Middle East and the Asia-Pacific regions through direct sales, OEM, reseller and distributor channels. We intend to expand our sales channels, with an increasing emphasis on OEMs and other indirect channels.

—	Enter New Markets. To date, our revenues have been derived predominantly from licensing our software to enterprises that are implementing Data Center integration and Business Intelligence software. We believe, however, that our software is increasingly well positioned to meet the needs of enterprises and software vendors focusing on ECDC, such as those involved in the event-processing and event-driven architecture markets. We intend to capitalize upon this opportunity by marketing our software and services to companies with real-time information and event-driven initiatives.

—	Increased Penetration of Our Existing Customer Base. We have licensed our software to over 1,000 customers worldwide. This large customer base affords us an opportunity for additional sales of current and future software. Since many of our customers have purchased only one or a few of our software products or use our software in specific business units or locations, we intend to sell more deeply into our installed customer base.

—	Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our software with the complementary products and services provided by other organizations. We plan to extend our existing strategic relationships and develop new alliances with leading global software providers, equipment manufacturers, application service providers, systems integrators and value-added resellers, in order to extend the functionality of our software and increase sales. We currently have strategic relationships with Microsoft, Oracle, IBM, GE Medical and other software vendors, where our software is sold as an add-on product to their product line, or embedded within their own products. We intend to leverage the sales and marketing capabilities of our alliance partners and facilitate the wider adoption of our software.

Recent Developments

        In 2008, total revenues were $11.5 million, compared to $12.1 million in 2007. Our operating loss decreased by 56% to $2.5 million in 2008 from $5.8 million in 2007 and we incurred a net loss of $3.8 million, compared to a net loss of $7.0 million in 2007.

        In the past three years, we have incurred accumulated losses of approximately $17.4 million and accumulated negative cash flows from operating activities from continuing operations of approximately $6.9 million. We had cash and cash equivalents of approximately $1.3 million as of December 31, 2007, $0.5 million as of December 31, 2008 and approximately $0.7 million as of March 31, 2009.

        During 2008, we continued with our efforts to reduce our operating costs, the first step of which was implemented in the fourth quarter of 2007 and involved the termination of nearly 25% of our worldwide workforce. During the fourth quarter of 2008, we implemented additional cost-cutting measures, aimed at aligning our expenses to the current economic conditions. These measures included downsizing our work force dedicated to the marketing and development of Attunity InFocus. To date, we have not been successful in generating strong demand for this product and, as a result, we have decreased the expenses incurred in the marketing and development of this product.

        In addition to our cost reduction measures, we have attempted to improve our cash position by exploring various means of raising capital and restructuring our borrowings. To that end, in November 2008, we filed a registration statement on Form F-1 in contemplation of a rights offering to our existing shareholders and continued in our efforts to restructure our borrowings.

        Despite the difficulties in the capital and credit markets, we were able to secure approximately $390,000 of short-term convertible loans in November 2008, or the Bridge Loan, from Shimon Alon, our Chairman and CEO (and also the standby purchaser in the Offering), and two of our other directors, Ron Zuckerman and Aki Ratner (also our former CEO), or the Lenders, and, in January 2009, the Investors Group which holds outstanding convertible notes in the aggregate face amount of $2 million, or the convertible notes, agreed to extend the maturity date of the convertible notes from May 2009 to November 2010, subject to the conversion of the short-term loan into equity which occurs upon an equity financing in which we raise at least $750,000 (including the Bridge Loan). In addition, we recently amended the loan agreement with Plenus, such that, among other things, our repayment of the $2 million outstanding loan amount, or the Plenus loan, was also deferred from March 2009 to February 2010; provided that we are able to raise $750,000 (including the Bridge Loan) in debt or equity by July 1, 2009.

        Consequently, in order to meet the financing conditions under both the Plenus loan and our extension agreement with the holders of convertible notes, we must raise an additional $360,000 in an equity financing. We plan to raise such funds, up to a total of $1.2 million, as soon as possible by way of the Offering. In the framework of the Offering, we also secured a standby commitment by Mr. Alon to purchase unsubscribed securities in the Offering to the extent required by us to raise at least $360,000. We believe this standby commitment guarantees the satisfaction of the conditions required in order to defer the repayment of the Plenus loan and the convertible notes as well as in order to trigger the conversion of the Bridge Loan into equity, as part of the Offering. Nevertheless, the standby commitment further provides that if the Offering is not consummated for any reason, Mr. Alon is still required to provide us with a loan in the amount of $360,000 in order for us to meet the financing condition required by the Plenus loan.

        As more fully detailed under “Dilution” below, if Mr. Alon is required to acquire 3 million shares, the maximum amount of shares committed to be purchased under the standby commitment, his beneficial ownership in our outstanding shares is expected to increase from 6.45% to 27.83% as a result of the Offering.

        In addition, we approved a tentative cost reduction plan to ensure we have the financial resources to support our operations throughout 2009. This tentative plan includes, among others, further workforce reduction, curtailment of sales and marketing activities and reduction of research and development activities. In order for such plan to be effective it will have to be implemented in a timely manner.

Corporate Information

        Our principal executive offices are located at Kfar Netter Industrial Park, POB 3787, Kfar Netter 40593, Israel, telephone number (972) 9-899-3000. Our United States-based subsidiary, Attunity Inc., maintains its principal offices at 70 Blanchard Road, Burlington, Massachusetts 01803, telephone number (781) 213-5200. Our address on the Internet is http://www.attunity.com. The information on our website is not incorporated by reference into this prospectus.

The Offering

Subscription rights	We are distributing to record holders of our ordinary shares, at no charge, 0.43 non-transferable subscription rights, or the subscription rights, for every one (1) ordinary share held on the record date, subject to adjustments to eliminate fractional subscription rights. We will not issue fractional subscription rights or cash in lieu of fractional subscription rights. Fractional subscription rights will be rounded to the nearest whole number, with such adjustments as we may determine in our sole discretion are necessary to ensure we will offer 10,000,000 ordinary shares in the Offering.

Record date	5:00 p.m., Eastern Time, on April 6, 2009.

Subscription price	The subscription price is $0.12 per share, payable in U.S. dollars by check, bank draft, money order or wire transfer, which reflects a 7.7% discount to the closing price of our ordinary shares (i) on April 6, 2009, the record date, and (ii) on April 1, 2009, the last reported closing sale price of our ordinary shares on the OTCBB prior to the determination of the subscription price by our board of directors.

Basic subscription right	Each whole subscription right gives you the opportunity to purchase one (1) ordinary share for a subscription price of $0.12 per share.

Oversubscription right	If you elect to exercise your basic subscription right in full, then you may also subscribe for additional shares at the same subscription price per share. If an insufficient number of shares are available to satisfy fully the oversubscription requests, then the available shares will be distributed proportionately among subscription rights holders who exercised their oversubscription right based on the number of shares each subscription rights holder subscribed for under the basic subscription right. The Subscription Agent will return any excess subscription price payments by mail without interest or deduction promptly after the expiration of the Offering.

Warrants	Purchasers of ordinary shares in the Offering will receive at no cost a three-year warrants exercisable at $0.12 per share, subject to adjustment, to purchase ordinary shares at a rate of one such warrant for each two shares purchased pursuant to the exercise of their basic subscription rights and over-subscription rights.

Expiration date	The subscription rights offering will expire on May 4, 2009, at 5:00 p.m., Eastern Time, unless we decide, in our sole discretion, to extend the expiration date. No one may exercise subscription rights after the expiration date.

Extension, termination and amendment	The period for exercising your subscription rights may be extended by us in our sole discretion. We may also terminate or cancel the Offering in our sole discretion at any time on or before the expiration date of the Offering for any reason (including, without limitation, a change in the market price of our ordinary shares). If the Offering is terminated, all rights will expire without value and we will promptly arrange for the refund, without interest or deduction, of all funds received from holders of subscription rights. We also reserve the right to amend or modify the terms of the Offering (including the maximum number of ordinary shares we may issue in the Offering or the subscription price per share to be paid to exercise your subscription rights) at any time in our sole discretion. If we amend or modify certain terms of the Offering, then we will extend the expiration date of the Offering.

Non-transferability of subscription rights	You may not sell, give away or otherwise transfer your subscription rights. The subscription rights will not be listed on any securities exchange or national market or quoted on any quotation system. If you transfer your shares after the record date, you will still be entitled to exercise the subscription rights.

Standby commitment	We secured a standby commitment by the standby purchaser to purchase unsubscribed securities in the Offering to the extent required by us to raise at least $360,000 (which equals to 3,000,000 ordinary shares). Subject to certain conditions, the standby undertaking provides that the standby purchaser will purchase ordinary shares issuable pursuant to unexercised subscription rights up to a maximum of $360,000 (this amount includes the exercise of his basic subscription rights). The standby purchaser has agreed not to exercise its over-subscription right in any amount. The price to be paid by the standby purchaser for such shares is equal to the subscription price paid by other shareholders in the Offering.

Standby purchaser	Our standby purchaser is Shimon Alon, who is one of our existing shareholders and serves as the chairman of our board and our chief executive officer. If the standby purchaser is required to acquire 3,000,000 shares, the maximum amount of shares committed to be purchased under the standby commitment, he would beneficially own approximately 27.83% of our ordinary shares following the Offering.

Use of proceeds	The aggregate proceeds to us from the Offering will be up to $1,200,000, before deducting offering expenses payable by us. We intend to use the net proceeds from the Offering for general corporate purposes, including working capital.

Subscription Agent	American Stock Transfer & Trust Company, LLC

Information Agent	MacKenzie Partners, Inc. You may contact MacKenzie Partners with questions at +1 (212) 929-5500 (collect) or toll-free at +1 (800) 322-2885.

Ordinary shares outstanding	We had 23,196,236 ordinary shares outstanding as of April 1, 2009. Assuming full exercise of the subscription rights, we will have 36,472,236* ordinary shares outstanding following the Offering. Assuming full exercise of the warrants being issued as part of the Offering, we will have 41,472,636* ordinary shares outstanding following the exercise of all such warrants.

Risk Factors	Prospective investors should carefully consider the "Risk Factors" beginning on page 16 before buying the ordinary shares offered hereby.

* These figures assume no exercise of outstanding stock options, warrants or convertible notes that may occur following the date hereof. However, these figures include ordinary shares and warrants to be issued upon conversion of the principal amount under the Bridge Loan upon completion of the Offering. See “Dilution” below for additional details.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

        The following are examples of what we anticipate will be common questions about the Offering. The answers are based on selected information from this prospectus and the documents incorporated by reference herein. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the Offering. This prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of the Offering and provide additional information about us and our business, including the potential risks related to the Offering, our securities and our business.

What is a subscription rights offering?

        We are distributing to record holders of ordinary shares as of 5:00 p.m., Eastern Time, on April 6, 2009, or the “record date,” at no charge, subscription rights to purchase ordinary shares and warrants. You will receive 0.43 subscription rights for each ordinary share that you held of record at the close of business on the record date, subject to adjustments to eliminate fractional subscription rights. The subscription rights will be evidenced by subscription rights certificates.

What is a subscription right?

        Each whole subscription right gives our shareholders the opportunity to purchase: (i) one (1) ordinary share for $0.12 per share which includes a basic subscription right and an oversubscription right; and (ii) a three-year warrant exercisable into our ordinary shares at an exercise price of $0.12 per share at a rate of one warrant for every two ordinary shares that a shareholder acquires pursuant to exercise of its basic subscription rights and over-subscription rights.

How many shares may I purchase if I exercise my subscription rights?

        We are granting to you, as a shareholder of record on the record date, 0.43 subscription rights for each ordinary share held at that time. Each subscription right includes the basic subscription right and the oversubscription right. We determined the ratio of subscription rights you will receive per share by dividing $1,200,000 (the maximum amount we intend to raise in the subscription rights offering) by the subscription price of $0.12 per share to determine the number of shares to be issued in the Offering and then dividing that number by the number of ordinary shares outstanding on the record date. For example, if you owned 1,000 ordinary shares on the record date and you were granted 430 subscription rights for each ordinary share you owned at that time, then you have the right to purchase 430 ordinary shares for $0.12 per share, subject to adjustment to eliminate fractional subscription rights. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

        You may be subject to certain regulatory requirements if, as a result of the exercise of your subscription rights, you reach certain holding thresholds in our ordinary shares. For example, if your exercise of subscription rights results in you beneficially owning more than 5% of our ordinary shares, you may be required to file a Schedule 13D or Schedule 13G with the SEC. In addition, if your exercise of subscription rights results in you holding 25% or more of our ordinary shares, such exercise must be made by means of a special tender offer in accordance with the Companies Law.

Will you issue fractional subscription rights?

        No, we will not issue fractional subscription rights or cash in lieu of fractional subscription rights. Fractional subscription rights will be rounded to the nearest whole number, with such adjustments as we may determine in our sole discretion are necessary to ensure that we offer 10,000,000 ordinary shares in the Offering. In the unlikely event that, because of the rounding of fractional subscription rights, the Offering would have been subscribed in an amount in excess of 10,000,000 ordinary shares, all holders’ subscription rights will be reduced in an equitable manner. Any excess subscription price payment will be promptly returned without interest or deduction.

What is the basic subscription right?

        The basic subscription right of each whole subscription right entitles you to purchase one (1) ordinary share at the subscription price of $0.12 per share.

What is the oversubscription right?

        The oversubscription right of each whole subscription right entitles you, if you have fully exercised your basic subscription right, to subscribe for additional ordinary shares at the same subscription price per share if any shares are not purchased by other holders of subscription rights under their basic subscription rights as of the expiration date of the Offering.

What if there are an insufficient number of shares to satisfy the oversubscription requests?

        If there are an insufficient number of ordinary shares available to fully satisfy the oversubscription requests of subscription rights holders, then subscription rights holders who exercised their oversubscription rights will receive the available shares pro rata based on the number of shares each subscription rights holder subscribed for under the basic subscription right. “Pro rata” means in proportion to the number of ordinary shares that you and the other subscription rights holders have purchased by fully exercising your and their basic subscription rights. Any excess subscription price payments will be returned, without interest or deduction, promptly after the expiration of the Offering.

How many warrants will I receive if I exercise my subscription rights?

        We will issue to you, at no cost, three-year warrants exercisable into one ordinary share at an exercise price of $0.12 per share for every two ordinary shares that you acquire pursuant to the exercise of your basic subscription rights and over-subscription rights.

How were the subscription price and the warrant exercise prices determined?

        Our board of directors, following the approval of our audit committee, determined the subscription price and exercise prices after considering several factors, including the limited availability of capital from other sources and the likely cost of capital from other sources, the expected dilution to our shareholders, the price at which our shareholders might be willing to participate in the Offering, historical and current trading prices for our ordinary shares, current market conditions and the need to provide an incentive to our shareholders to participate in the Offering. The subscription price and the warrant exercise price of $0.12 represent a 9.1% premium to the closing price of our ordinary shares on April 8, 2009, the last reported sale price of our ordinary shares on the OTCBB trading prior to the date of this prospectus and a 7.7% discount to the closing price of our ordinary shares (i) on April 6, 2009, the record date, and (ii) on April 1, 2009, the last reported closing sale price of our ordinary shares on the OTCBB prior to the determination of the subscription price by our board of directors.

        The subscription price and warrant exercise price do not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. You should not consider these prices to be an indication of the fair value of the ordinary shares and warrants to be offered in the Offering.

Am I required to exercise all of the subscription rights I receive in the Offering?

        No. You may exercise any number of your subscription rights, or you may choose not to exercise subscription rights at all. If you do not exercise any subscription rights, then the number of ordinary shares you own will not change. However, due to the fact that shares will be purchased by other shareholders and the standby purchaser, your percentage ownership after the exercise of the subscription rights will be diluted following the Offering.  Note that if you do not exercise all of your basic subscription rights, then you will not be permitted to exercise any of your oversubscription rights. Also, if you do not exercise any of your basic subscription rights, then you will not receive any of the warrants.

What is the role of the standby purchaser in the Offering?

        In connection with the Offering, Shimon Alon, our chairman of the board and chief executive officer, or the standby purchaser, who is one of our existing shareholders, has provided us with a standby undertaking, pursuant to which, subject to certain conditions, he will purchase ordinary shares issuable pursuant to unexercised subscription rights in the Offering to the extent required by us to raise at least $360,000 in the Offering. The commitment by the standby purchaser is up to a maximum commitment of $360,000 (this amount includes the exercise of his basic subscription rights), which, based on the subscription price, equals to 3,000,000 ordinary shares and warrants to acquire an additional 1,500,000 ordinary shares. The standby purchaser has also agreed not to exercise its over-subscription right in any amount. See “The Rights Offering–Standby Commitment,” “Plan of Distribution” and “Dilution.”

Is the standby purchaser receiving any compensation for the standby commitment?

        No. The standby purchaser is not receiving any compensation for his standby commitment.

How soon must I act to exercise my subscription rights?

        The subscription rights may be exercised beginning on the date of this prospectus through the expiration date of the Offering, which is May 4, at 5:00 p.m., Eastern Time, unless extended by us. If you elect to exercise any subscription rights, then the Subscription Agent must actually receive all required documents and subscription price payments from you or your broker, bank or nominee at or before the expiration date.

When will I receive my subscription rights certificate?

        Along with this prospectus, the Subscription Agent will send a subscription rights certificate to each registered holder of our ordinary shares as of 5:00 p.m., Eastern Time, on the record date, based on our shareholder registry maintained at the transfer agent for our ordinary shares. If you hold your ordinary shares through a brokerage account, bank or other nominee, then you will not receive an actual subscription rights certificate. Instead, as described in this prospectus, you must instruct your broker, bank or other nominee whether or not to exercise subscription rights on your behalf. If you wish to obtain a separate subscription rights certificate, then you should promptly contact your broker, bank or other nominee and request a separate subscription rights certificate.

May I transfer my subscription rights?

        No. Should you choose not to exercise your subscription rights, you may not sell, give away or otherwise transfer your subscription rights. Subscription rights will, however, be transferable by operation of law (for example, upon the death of the recipient). If you transfer your shares after the record date, you will still be entitled to exercise the subscription rights.

Are we requiring a minimum subscription to complete the subscription rights offering?

        No. We have the right to complete the subscription rights offering regardless of the aggregate subscription amount we receive.

Can the board of directors terminate, amend or extend the subscription rights offering?

        Yes. We may decide to cancel or terminate the Offering at any time before the expiration of the Offering and for any reason. If we cancel or terminate the Offering, then we will issue a press release notifying shareholders of the cancellation or termination, and any subscription price payments received from subscribing shareholders will be returned, without interest or deduction, as soon as practicable.

        We may amend or modify the terms of the Offering (including the maximum number of ordinary shares we may issue in the Offering, the subscription price per share to be paid to exercise your subscription rights and the terms of the warrants) at any time in our sole discretion.  We may also extend the expiration date of the Offering for any reason in our sole discretion. If we amend or modify certain terms of the Offering, then we will extend the expiration date of the Offering.

Are there any conditions to the completion of the subscription rights offering?

        Yes. It is a condition to the completion of the Offering that no court or regulatory body prohibit or restrict any of our shareholders from participating in the subscription rights offering on the terms described in this prospectus.  If this condition is not satisfied as of the expiration date of the Offering, then we may terminate or cancel the Offering. Even if this condition is satisfied, we retain discretion to terminate or amend the Offering, subject to applicable law. See “The Rights Offering – Expiration of the Rights Offering and Extensions, Amendments and Termination.”

Has our board of directors made a recommendation to our shareholders regarding the rights offering?

        No, our board of directors will not make any recommendation to shareholders regarding the exercise of subscription rights under the Offering. You should make an independent investment decision about whether or not to exercise your subscription rights.

How do I exercise my subscription rights? What forms and payment are required to purchase the ordinary shares?

        If you wish to participate in the Offering, then you must take the following steps, unless your shares are held by a broker, dealer or other nominee:

—	deliver payment of the subscription price (including the subscription price for any ordinary shares you wish to acquire pursuant to your oversubscription right) to the Subscription Agent using the methods outlined in this prospectus; and

—	deliver a properly completed subscription rights certificate to the Subscription Agent before 5:00 p.m., Eastern Time, on the expiration date of the Offering (as may be extended by us).

        If you do not indicate the number of ordinary shares to be subscribed for on your subscription rights certificate or notice of guaranteed delivery (as applicable), or if you indicate a number of ordinary shares that do not correspond to the aggregate subscription price payment you delivered, then you will be deemed to have subscribed for the maximum number of ordinary shares that may be subscribed for, under both the basic subscription right and the oversubscription right, for the aggregate subscription price you delivered.  If we do not apply your full subscription price payment to your purchase of ordinary shares, then we or the Subscription Agent will return the excess amount to you by mail, without interest or deduction, as soon as practicable after the expiration date of the Offering.

When will I receive my new shares and warrants?

        If you purchase ordinary shares and warrants in the Offering, then you will receive your new shares and warrants as soon as practicable after the completion of the Offering.

After I send in my payment of the subscription price and subscription rights certificate, may I revoke my exercise of subscription rights?

        Yes, you may revoke your exercise of your subscription rights at any time prior to the expiration date of the Offering. See “The Rights Offering – Revocation” below.

What should I do if I want to participate in the subscription rights offering, but my shares are held in the name of my broker, dealer or other nominee?

        If you hold your ordinary shares in the name of a broker, dealer or other nominee, then your broker, dealer or other nominee is the record holder of the shares you own. The record holder must exercise the subscription rights on your behalf for the ordinary shares you wish to purchase.

        If you wish to participate in the Offering and purchase our ordinary shares, please promptly contact the record holder of your shares. We will ask your broker, dealer or other nominee to notify you of the Offering. You should complete and return to your record holder the form entitled “Beneficial Owner Election Form” an ample time prior to the expiration date of the Offering to permit the record holder to timely exercise the subscription rights on your behalf. You should receive this form from your record holder with the other subscription rights offering materials.

How much money will Attunity receive from the subscription rights offering?

        Assuming full exercise of the subscription rights, then we will receive proceeds of $1,200,000, before deducting the related Offering expenses. See “Use of Proceeds” below.

Are there risks in exercising my subscription rights?

        Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights means buying additional ordinary shares and should be considered as carefully as you would consider any other equity investment. You should carefully read “Risk Factors” beginning on page 16 of this prospectus and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your subscription rights.

How many ordinary shares will be outstanding after the subscription rights offering?

        As of April 1, 2009, we had 23,196,236 ordinary shares issued and outstanding and approximately 11.3 million of additional ordinary shares which are issuable upon exercise of outstanding options and warrants and the conversion of convertible notes. Based upon the maximum of 10,000,000 shares that may be issued pursuant to the Offering, we would have up to 36,472,636 ordinary shares outstanding after the completion of the Offering (including shares issued as a result of conversion of the principal amount of the Bridge Loan). Assuming an exercise of all the warrants being granted as part of the Offering (including warrants issued as a result of conversion of the principal amount of the Bridge Loan), we would have up to 41,472,636 ordinary shares outstanding after the exercise of all such warrants. See also “Dilution” below.

If the Offering is not completed, will my subscription price payment be refunded to me?

        Yes. The Subscription Agent will hold all funds it receives in a segregated bank account until completion of the Offering. If the Offering is not completed, then we will immediately instruct the Subscription Agent to return your subscription price payment in full. If you own shares in “street name,” it may take longer for you to receive payment because the Subscription Agent will send payments through the record holder of your shares. You will not be credited interest on your subscription price payment.

Will the subscription rights be listed on a stock exchange or national market or quoted on any quotation system?

        No, the subscription rights themselves will not be listed on a stock exchange or national market or quoted on any quotation system. Similarly, we do not expect the warrants to be listed on a stock exchange or national market or quoted on any quotation system. We expect that any sales of the warrants would therefore be conducted in the Pink Sheets® over-the-counter market or in a private transaction. However, our ordinary shares will continue to be quoted on the Over-The-Counter Bulletin Board under the symbol “ATTUF.OB.” and the shares to be issued to you in connection with the subscription rights offering and the shares issued upon exercise of the warrants will be eligible for quotation on the Over-The-Counter Bulletin Board under the same symbol.

What fees or charges apply if I purchase ordinary shares?

        We are not charging any fee or sales commission to issue subscription rights to you or to issue ordinary shares to you if you exercise your subscription rights. If you exercise your rights through the record holder of your shares, then you are responsible for paying any fees your record holder may charge you.

What are the income tax consequences of exercising subscription rights?

        The receipt and exercise of your subscription rights are intended to be nontaxable; however, no ruling from the U.S. Internal Revenue Service or the Israeli Income Tax Authority will be sought. Therefore, you should seek specific tax advice from your personal tax advisor. See “Material Income Tax Considerations.”

To whom should I send my forms and payment?

—	If your shares are held in the name of a broker, dealer or other nominee, then you should send your subscription documents, subscription rights certificate and subscription price payment to that record holder in accordance with the instructions you receive from that record holder.

—	If you are the record holder, then you should send your subscription documents, subscription rights certificate and subscription price payment to the Subscription Agent by first class mail or courier service at 6201 15th Avenue, Brooklyn, NY 11219, Attention: Reorganization Department, or by hand delivery, at 59 Maiden Lane, New York, NY 10038, Attention: Reorganization Department.

        You are solely responsible for completing delivery to the Subscription Agent of your subscription documents, subscription rights certificate and subscription price payment. We urge you to allow sufficient time for delivery of your subscription materials to the Subscription Agent.

How are shareholders affected if they do not exercise any subscription rights?

        You are not required to exercise any subscription rights or otherwise take any action in response to the Offering. If you do not exercise any rights, the number of shares which you own will not change, but your percentage ownership of our total issued ordinary shares will decline. In addition, if the standby commitment is used due to not enough exercises of subscription rights, Mr. Alon’s percentage ownership of our ordinary shares will increase. See also “Dilution” below.

Who is the Subscription Agent?

        We have engaged our transfer agent, American Stock Transfer & Trust Company, LLC, to act as the Subscription Agent for the Offering.

Whom should I contact if I have other questions?

        If you have other questions or need assistance, you may contact our Information Agent for the Offering, MacKenzie Partners, Inc., at +1 (212) 929-5500 (collect) or toll-free at +1 (800) 322-2885, or, if you are located in Israel, you may also contact our VP Finance at +972-9-899-3000, during their respective normal business hours. For a more complete description of the Offering, see “The Rights Offering.”

RISK FACTORS

        The following risk factors, among others, could in the future affect our actual results of operations and could cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and we assume no obligation to update this information. Before you decide to buy, hold, or sell our ordinary shares, you should carefully consider the risks described below, in addition to the other information contained elsewhere in this prospectus. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. Our business, financial condition and results of operation could be seriously harmed if any of the events underlying any of these risks or uncertainties actually occurs. In that event, the price for our ordinary shares could decline, and you may lose all or part of your investment.

Risk Factors Relating to Our Business

We have a history of operating losses and may not achieve or sustain profitability in the future.

        We incurred an operating loss in the fiscal year ended December 31, 2008 and in the five preceding years. There can be no assurance that we will be able to achieve or sustain profitable operations in the future. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses.

We face liquidity challenges and intend to raise additional capital, which may not be available to us.

        We had cash and cash equivalents of approximately $0.5 million as of December 31, 2008 and approximately $0.7 million as of March 31, 2009. Although we are continuing in our efforts to raise additional capital, including the commencement of a rights offering as soon as practicable following the date of this annual report, we believe that, in light of recent financing, including debt restructuring activities, our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements in 2009.

        Nevertheless, if the Offering will not be fully subscribed, or if the cash flow provided by our operating activities so require, we may need to raise additional funds in order to satisfy our future working capital and capital expenditure requirements. There is no assurance that we will be able to obtain additional funds on a timely basis, on acceptable terms or at all, due to, among other things, difficulties in the capital and credit markets. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

—	develop new products;

—	enhance our existing products;

—	remain current with evolving industry standards;

—	expand our sales and marketing programs;

—	take advantage of future opportunities; or

—	respond to competitive pressures or unanticipated requirements.

        If additional funds are raised through the issuance of equity securities, such as through the Offering, the percentage ownership of then current shareholders who do not participate would be diluted.

If we do not meet our internal revenue projections, we will have to implement a cost reduction plan in order to fund our operations.

        Our operating plan for each fiscal year includes certain estimates and assumptions regarding various matters, including our expected revenues. Our failure to meet the key parameters of our operating plan, especially our internal revenue projections, may require us to implement a cost reduction plan. Such a plan may include any of the following elements or a combination thereof:

—	raising additional capital (see above under “We face liquidity challenges and may need to raise additional capital in the future, which may not be available to us”);

—	a workforce reduction;

—	curtailment of our sales and marketing activities;

—	reduce our research and development expenses; and/or

—	explore other strategic alternatives.

        In order for such cost reduction plan to be effective, we may need to implement it in a timely manner in response to short-term or unexpected decreases in revenues. If we fail to implement such plan (if and when necessary) on a timely basis, we may not have sufficient funds to conduct our operations.

        Even if we do implement such plan, our business, prospects, financial condition and results of operations may be materially adversely affected. For example, if we were to reduce our workforce, we are likely to experience difficulties in developing new products or products enhancement.

Severe global economic conditions may materially adversely affect our business.

        The economic outlook for 2009 has worsened significantly and the global economic recession appears set to continue for some time. During the current global economic slowdown, many companies have reduced expenditures, and adverse economic conditions may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which would have a material adverse effect on our business, operating results and financial condition. In addition, weakness in the end-user market could negatively affect the cash flow of our Original Equipment Manufacturer, or OEM, partners, distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or weakness in spending by information technology, or IT, departments of organizations could have a more direct impact on our business. Any of these events would likely harm our business, operating results and financial condition. We are currently unable to predict how long the recession will last or the full extent of its effects on our operating results and financial condition.

Our freedom to operate our business is limited as a result of certain restrictive covenants contained in our loan agreement with Plenus.

        Our loan agreement with Plenus, as amended, or the Plenus loan, contains a number of restrictive covenants that limit our operating flexibility. These covenants include, among other things, limitations on liens, on the incurrence of indebtedness, on the provision of loans and guarantees and on acquisitions, dispositions of assets, changes in the general nature of our business and distribution of dividends. Such obligations may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations.

One of our strategic customers accounted for 12.0% of our revenues in 2008. A loss of this customer or a reduction or delay in orders from such partner could harm our business.

        In 2008, one of our strategic customers accounted for 12.0% of our revenues. There can be no assurance that such customer will continue to order our products in the same level or at all. For example, in 2008, 2007 and 2006, another strategic customer, an OEM partner of ours, accounted for 5.5%, 16.9% and 21.5% of our revenues, respectively, reflecting a continuing decrease in the sales we made to such partner. A further reduction or delay in orders from such partner, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

Our operating results vary quarterly and seasonally.

        We have often recognized a substantial portion of our revenues in the first quarter and in the last quarter of the year and in the last month, or even weeks or days, of a quarter. Our expense levels are relatively fixed in the short term. If revenue levels fall below expectations, our quarterly results are likely to be disproportionately adversely affected because a proportionately smaller amount of our expenses varies with our revenues.

        Our operating results reflect seasonal trends and we expect to continue to be affected by such trends in the future, primarily in the third quarter ending September 30, when we expect to continue to experience relatively lower sales mainly as a result of reduced sales activity in Europe during the summer months. Due to the foregoing factors, in some future quarter our operating results may be below the expectations of public market analysts and investors. In such event, it is likely that the price of our ordinary shares would be materially adversely affected.

Our operating results fluctuate significantly.

        Our quarterly results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. Our future operating results will depend on many factors, including, but not limited to, the following:

—	the size and timing of significant orders and their fulfillment;

—	demand for our products;

—	seasonal trends and general domestic and international economic and political conditions, among others;

—	continuing deepening of the global slowdown;

—	changes in our pricing policies or those of our competitors;

—	the number, timing and significance of product enhancements;

—	new product announcements by us and our competitors;

—	our ability to successfully market newly acquired products and technologies;

—	our ability to develop, introduce and market new and enhanced products on a timely basis;

—	changes in the level of our operating expenses;

—	budgeting cycles of our customers;

—	customer order deferrals in anticipation of enhancements or new products that we or our competitors offer;

—	product life cycles;

—	software bugs and other product quality problems;

—	personnel changes;

—	changes in our strategy;

—	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

—	the inherent uncertainty in marketing new products or technologies.

        Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and it is likely that our future operating results will be adversely affected by these or other factors.

        Revenues are also difficult to forecast because our sales cycle, from initial evaluation to purchase, is lengthy and varies substantially from customer to customer. In light of the foregoing, we cannot predict revenues for any future quarter with any significant degree of accuracy. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely upon them as indications of future performance.

Declines in our share price or operating performance could result in a future impairment of our goodwill or long-lived assets.

        In accordance with applicable accounting principles and relevant guidance published from time to time, we assess potential impairments to goodwill annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. We also assess potential impairments to our long-lived assets, including property and equipment and capitalized software, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. In the current capital market downturn, our share price, and consequently our market capitalization, have declined and may decline further in the future. If the value of our market capitalization falls below the value of our shareholders’ equity, or actual results of operation materially differ from our expectations, it might require us to recognize an impairment loss of goodwill or long lived assets. Consequently, our future results could be adversely affected by changes in events and circumstances that would result in the event of such impairments.

We are subject to risks associated with international operations.

        We are based in Israel and generate a large portion of our sales outside the United States. Our sales outside of the United States accounted for 38.2%, 38.4% and 40.8% of our total revenues for the years ended December 31, 2008, 2007 and 2006, respectively. Although we commit significant management time and financial resources to developing direct and indirect international sales and support channels, we cannot be certain that we will be able to maintain or increase international market demand for our products. To the extent that we cannot do so in a timely manner, our business, operating results and financial condition may be adversely affected.

        As we conduct business globally, our future results could also be adversely affected by a variety of uncontrollable and changing factors and inherent risks, including the following:

—	the impact of the recessionary environments in multiple foreign markets;

—	longer receivables collection periods and greater difficulty in accounts receivable collection;

—	unexpected changes in regulatory requirements;

—	difficulties and costs of staffing and managing foreign operations;

—	reduced protection for intellectual property rights in some countries;

—	potential tax consequences; and

—	political and economic instability.

        We cannot be certain that we, our distributors or our resellers will be able to sustain or increase revenues from international operations or that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

Our results of operations may be harmed by currency fluctuations.

        We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in dollars, the British Pound, the Hong Kong Dollar and the Euro, a significant portion of our expenses are incurred in NIS. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently our business, operating results and financial condition.

We are subject to risks relating to proprietary rights and risks of infringement.

        We are dependent upon our proprietary software technology and we rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. Except for our federal trademark registrations for Attunity®, Attunity B2B®, Attunity Connect® and Attunity InFocus® in the United States, we do not have any trademark, patent or copyright registrations. To protect our software, documentation and other written materials, we rely on trade secret and copyright laws, which afford only limited protection. It is possible that others will develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. It is difficult to police the unauthorized use of products in our field, and we expect software piracy to be a persistent problem, although we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

        We are not aware that we have infringed any proprietary rights of third parties. It is possible, however, that third parties will claim that we have infringed upon their intellectual property rights. We believe that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. It would be time consuming for us to defend any such claims, with or without merit, and any such claims could result in costly litigation; divert management’s attention and resources; cause product shipment delays; and require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all.

        If there is a successful claim of infringement against us and we are not able to license the infringed or similar technology or other intellectual property, our business, operating results and financial condition would be materially adversely affected.

A significant portion of our revenues are dependent on maintenance payments from customers using our legacy products.

        Approximately 11.4%, 12.4% and 13.0% of our total revenues in the year ended December 31, 2008, 2007 and 2006, respectively, were derived from annual maintenance payments made by customers who use CorVision, Mancal 2000 and APTuser, which are legacy software products. In 2008, 2007 and 2006, these revenues on a consolidated basis totaled $1.3 million, $1.5 million and $1.8 million, respectively. Some of these customers may replace these legacy products with more advanced products from other vendors and, as a result, discontinue use of these products, which, in turn, would result in a reduction in our maintenance revenues and adversely affect our operating results. In the fourth quarter of 2008, we sold the Mancal 2000 to a third party.

Our future growth will depend upon market acceptance of our products and the development of a market for such products.

        Our success depends among others on the acceptance of our products and technologies and the development of the targeted markets. In December 2005, we launched Attunity InFocus, which we believe to be one of the first workplace-focused composite application platforms, designed to help businesses to detect and resolve those complex issues that affect their operations, by providing real-time information visibility with integrated activity and resolution management. During 2005, 2006 and 2007 we invested in developing Attunity InFocus and in creating and increasing its market acceptance. There is no assurance that the market or demand for workplace-focused composite application platforms, such as Attunity InFocus, will develop as rapidly as we expect or at all, or even if such market develops, that we will be successful in marketing and selling Attunity InFocus and growing revenues to justify our investments. To date, we have not been successful in generating strong demand for this product and as a result we have significantly decreased the resources invested, and expenses incurred, in the marketing and development of Attunity InFocus. We therefore focus our efforts on the sale and marketing of our other products and believe that successful positioning of our products is a critical factor in our ability to achieve growth.

Our products have a lengthy sales cycle.

        Our customers typically use our products to deploy applications that are critical to their business. As a result, the licensing and implementation of our products generally involves a significant commitment of attention and resources by prospective customers. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us. Our sales cycle can be further extended for sales made through third party distributors. We cannot control such delays and cannot control the timing of sales cycles or our sales revenue, especially in light of the current global economic recession. Delay in the sales cycle of our products could result in significant fluctuations in our quarterly operating results.

Technological changes may adversely affect the market acceptance of our products and services.

        We compete in a market that is characterized by technological changes and improvements and frequent new product introductions and enhancements. The introduction of new technologies and products could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Any future success will depend upon our ability to address the increasingly sophisticated needs of our customers by, among others:

—	supporting existing and emerging hardware, software, databases and networking platforms; and

—	developing and introducing new and enhanced applications that keep pace with such technological developments, emerging new markets and changing customer requirements.

Our products may contain defects that may be costly to correct, delay market acceptance of our products, harm our reputation and expose us to litigation.

        Despite testing by us, errors may be found in our software products. If defects are discovered, we may not be able to successfully correct them in a timely manner, or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation. Although our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions, and we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim.

The loss of the services of our key personnel would negatively affect our business.

        Our future success depends to a large extent on the continued services of our senior management and key personnel, including, in particular, Mr. Alon, our Chairman of the board of directors and Chief Executive Officer. Any loss of the services of members of our senior management or other key personnel, and especially those of Mr. Alon, would adversely affect our business.

Our results may be adversely affected by competition.

        The markets for our software products are fragmented and intensely competitive. Competition in the industry is generally based on product performance, depth of product line, technical support and price. We compete both with international and local software providers, many of whom have significantly greater financial, technical and marketing resources than us. We anticipate continued growth and competition in the software products market and, consequently, the entrance of new competitors into the market. Such new entrants may include the IT departments of current and potential customers of ours that develop solutions that compete with our products. Our existing and potential competitors, such as Informatica, iWay software and IBM who compete with our connectivity and change data capture product offerings, may be able to develop software products and services that are as effective as, more effective, or easier to use than those offered by us. Such existing and potential competitors may also enjoy substantial advantages over us in terms of research and development expertise, manufacturing efficiency, name recognition, sales and marketing expertise, distribution channels, as well as financial resources. There can be no assurance that we will be able to compete successfully against current or future competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

Although our internal control over financial reporting was considered effective as of December 31, 2008, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404(a), which applied to us for the first time in 2007, have resulted in an increase of our general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not yet been audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities.

Risk Factors Relating to Our Ordinary Shares and the Rights Offering

Provisions of our loan agreement with Plenus may make an acquisition of us more costly or difficult, which could depress the price of our shares.

        Our loan agreement with Plenus requires us to prepay the full $2 million of the outstanding loan in the event we undergo a change of control, including equity financings in which we raise $15 million or more. Moreover, as recently amended, the loan agreement provides that if, during the period between March 19, 2009 and March 18, 2014, we enter into a Fundamental Transaction, which is defined to include a sale through a merger, selling all or substantially all of our assets, or a transaction in which a person or entity acquires more than 50% of our outstanding shares, then, without derogating from the obligation to repay the outstanding loan, we will be required to pay an additional amount to Plenus equal to, in general, the higher of (1) 15% of the outstanding loan amount, and (2) 15% of the aggregate proceeds payable to our shareholders or us in connection with such Fundamental Transaction. Alternatively, if our consolidated revenues for 2012 are equal to, or exceed, $18 million, Plenus will be entitled, in lieu of the payment upon a Fundamental Transaction described above, to receive an amount equal to the higher of (1) 15% of such revenues and (2) $1.5 million. As a result, an acquisition of our company that triggers the said payments will be more costly to a potential acquirer and these provisions, taken as a whole, may have the effect of making an acquisition of our company more difficult. These provisions could also cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.

The limited market for our shares may reduce their liquidity and make our stock price more volatile. You may have difficulty selling your shares.

        In February 2008, our ordinary shares were delisted from the NASDAQ Capital Market and, effective February 26, 2008, they are quoted on the OTCBB, an electronic quotation medium regulated by the Financial Industry Regulatory Authority. Securities traded on the OTCBB typically have low trading volumes. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our share price. As a result, there may be only a limited public market for our ordinary shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our ordinary shares. In addition, unlike NASDAQ and the various international stock exchanges, there are no corporate governance requirements imposed on OTCBB-traded companies.

Our ordinary shares may become subject to the “Penny Stock” rules of the SEC if our assets decrease significantly, and the trading market in our ordinary shares is limited. This makes transactions in your ordinary shares cumbersome and may reduce the value of your shares.

        The SEC has adopted Rule 3a51-1 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

—	that a broker or dealer approve a person's account for transactions in penny stocks; and

—	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

        In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

—	obtain financial information and investment experience objectives of the person; and

—	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

        The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

—	sets forth the basis on which the broker or dealer made the suitability determination; and

—	that the broker or dealer received a signed, written statement from the investor prior to the transaction.

        Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our ordinary shares and cause a decline in its market value.

        Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Our share price has been volatile in the past and may decline in the future.

        Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance and cash position, including financial estimates by securities analysts and investors;

—	announcements of technological innovations or new products by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of key personnel;

—	delisting from NASDAQ; and

—	future sales of our ordinary shares.

        Domestic and international stock markets and electronic trading platforms often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could also adversely affect the price of our ordinary shares.

Our directors and executive officers own a substantial percentage of our ordinary shares.

        As of April 1, 2009, our directors and executive officers beneficially own approximately 20.9% of our outstanding ordinary shares and as a result of the Bridge Loan between the Lenders and us, and the standby commitment of the standby purchaser, such beneficial ownership will increase if the Offering is completed (see “Dilution” below). As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

Issuance of a significant amount of additional ordinary shares on exercise or conversion of outstanding warrants and convertible notes and/or substantial future sales of our ordinary shares may depress our share price.

        As of April 1, 2009, we had approximately 23.2 million ordinary shares issued and outstanding and approximately 11.3 million of additional ordinary shares which are issuable upon exercise of outstanding options and warrants and the conversion of convertible notes. If the Offering is fully subscribed, there will be outstanding an additional 13.3 million ordinary shares and 6.6 million of additional ordinary shares which are issuable upon exercise of the warrants (including ordinary shares and warrants issuable upon completion of the Offering as a result of the Bridge Loan). The issuance of a significant amount of additional ordinary shares on account of the outstanding warrants and convertible notes will dilute our current shareholders’ holdings and may depress our share price. In addition, if our shareholders sell substantial amounts of our ordinary shares, including shares issuable upon the exercise or conversion of outstanding warrants, convertible notes or employee options, or if the perception exists that our shareholders may sell a substantial number of our ordinary shares, we cannot foresee the impact of any potential sales on the market price of these additional ordinary shares, but it is possible that the market price of our ordinary shares would be adversely affected. Any substantial sales of our shares in the public market might also make it more difficult for us to sell equity or equity related securities in the future at a time and on terms we deem appropriate. Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares.

We do not intend to pay cash dividends.

        Our policy is to retain earnings for use in our business and, for this reason, we do not intend to pay cash dividends on the ordinary shares in the foreseeable future.

The subscription rights are not transferable and there is no market for the subscription rights.

        You may not sell, give away or otherwise transfer your subscription rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional ordinary shares to potentially realize any value from your subscription rights.

The subscription prices determined for the subscription rights offering may not be an indication of the fair value of our ordinary shares.

        Our board of directors determined the subscription price and the warrant exercise prices after considering the likely cost of capital from other sources, the price at which our shareholders might be willing to participate in the subscription rights offering, historical and current trading prices for our ordinary shares, current market conditions and the need to provide an incentive to our shareholders to participate in the subscription rights offering on a pro rata basis. We believe it is unlikely that we could sell a significant amount of equity securities to third parties at prices in excess of these prices. The subscription price and the warrant exercise prices do not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. You should not consider these prices to be an indication of the fair value of the ordinary shares or the warrants to be offered in the Offering. After the date of this prospectus, our ordinary shares may trade at prices above or below the subscription price.

Because we may terminate or cancel the subscription rights offering at any time, your participation in the Offering is not assured.

        We may terminate or cancel the subscription rights offering in our sole discretion at any time before the expiration date of the Offering for any reason (including a change in the market price of our ordinary shares).  If we decide to terminate or cancel the Offering for any reason, then we will not issue you any shares you may have subscribed for and neither we nor the Subscription Agent will have any obligation with respect to the subscription rights except to return any subscription price payments, without interest.

If you do not exercise your subscription rights in full, you may suffer significant dilution of your percentage ownership of our ordinary shares.

        If you choose not to exercise your basic subscription right in full, then your relative ownership and voting interest will be diluted to the extent other shareholders exercise their subscription rights or over subscription rights. In addition, your relative ownership and voting interest will be further diluted if the principal amount is converted pursuant to the Bridge Loan.

If you do not act promptly and follow the subscription instructions, then your exercise of subscription rights may be rejected.

        Shareholders who desire to purchase shares and warrants in the Offering must act promptly to ensure that all required forms and payments are actually received by the Subscription Agent before May 4, 2009, the expiration date of the Offering, unless extended by us. If you are a beneficial owner of ordinary shares, then you must act promptly to ensure that your broker, dealer or other nominee acts for you and that all required forms and payments are actually received by the Subscription Agent before the expiration date. We will not be responsible if your broker, dealer or other nominee fails to ensure that all required forms and payments are actually received by the Subscription Agent before the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your exercise in the Offering, then the Subscription Agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor the Subscription Agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

The ownership interest in Attunity by shareholders who exercise their oversubscription rights will increase relative to shareholders who do not fully participate in the subscription rights offering.

        Each holder of subscription rights will have the option to exercise its oversubscription right provided such holder fully exercises its basic subscription right. If shareholders do not exercise their basic subscription rights in full and other shareholders exercise their oversubscription rights, then the ownership in Attunity by holders exercising such oversubscription rights will increase relative to the ownership in Attunity by shareholders who do not fully participate in the subscription rights offering.

        The standby purchaser has provided us a standby undertaking that, subject to certain conditions, requires the standby purchaser to purchase from us ordinary shares issuable pursuant to unexercised subscription rights up to a maximum of $360,000 (this amount includes the exercise of his basic subscription rights), which equals to 3,000,000 ordinary shares. If only the standby purchaser exercises its subscription rights, the beneficial ownership of Mr. Alon in our outstanding shares would increase from 6.45% to 27.83%.

        See also "Dilution" below.

We do not expect an active market for the warrants to develop.

        We do not intend to have the warrants listed on any exchange. We expect that any sales of the warrants would be conducted in the Pink Sheets® over-the-counter market or in a private transaction. We cannot assure you that there will be a market to sell the warrants, or the price at which you will be able to sell your warrants.

You may have to wait to resell the shares and warrants you purchase in the rights offering.

        Until certificates are delivered, you may not be able to sell the ordinary shares and warrants that you have purchased in the Offering. This means that you may have to wait until you (or your broker or other nominee) have received share and warrant certificates. We will endeavor to prepare and issue the appropriate certificates as soon as practicable after the expiration of the Offering. However, we cannot assure you that the market price of our ordinary shares and warrants purchased pursuant to the exercise of subscription rights will not decline, including a decline below the subscription price, before we are able to deliver your certificates. For ordinary shares and warrants purchased pursuant to the over-subscription right, delivery of certificates will occur as soon as practicable after all prorations and adjustments contemplated by the terms of the Offering have been effected.

You will not receive interest on subscription funds, including any funds ultimately returned to you.

         You will not earn any interest on your subscription funds while they are being held by the Subscription Agent pending the closing of the Offering. In addition, if we cancel the Offering, or if you exercise your oversubscription rights and are not allocated all the ordinary shares for which you over-subscribed, neither we nor the Subscription Agent will have any obligation with respect to the subscription rights except to return, without interest, any subscription payments to you.

If you make payment of the subscription price by uncertified check, your check may not clear in sufficient time to enable you to purchase shares in this rights offering.

        Any uncertified check used to pay for shares to be issued in the Offering must clear prior to the expiration date of the Offering, and the clearing process may require five or more business days. If you choose to exercise your subscription rights, in whole or in part, and to pay for shares by uncertified check and your check has not cleared prior to the expiration date of the Offering, you will not have satisfied the conditions to exercise your subscription rights and will not receive the shares you wish to purchase.

The receipt of rights may be treated as a taxable dividend to you.

        The distribution of the rights in the Offering to U.S. holders should be a non-taxable stock dividend under Section 305(a) of the Internal Revenue Code of 1986, as amended or, the Code. See “Material Income Tax Considerations – United States Federal Income Tax Consequences.” This position is not binding on the U.S. Internal Revenue Service, or the courts, however. If the Offering is part of a “disproportionate distribution” under Section 305 of the Code, your receipt of rights in the Offering may be treated as the receipt of a distribution equal to the fair market value of the rights. Any such distribution would be treated as dividend income to the extent of our current and accumulated earnings and profits, with any excess being treated as a return of capital to the extent thereof and then as capital gain.

We have broad discretion in the use of the net proceeds from the Offering and may not use them effectively.

        We will have broad discretion in determining how the proceeds of the Offering will be used. While our board of directors believes the flexibility in application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in the Offering. Record holders in the Offering have no current basis to evaluate the possible merits or risks of any application of the net proceeds of the Offering. Our shareholders may not agree with the manner in which we choose to allocate and spend the net proceeds.

Risk Factors Relating to Our Operations in Israel

Security, political and economic instability in Israel may harm our business.

        We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Israel. Accordingly, security, political and economic conditions in Israel directly affect our business.

        Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The election in 2006 of representatives of the Hamas movement to a majority of the seats in the Palestinian Legislative Council and its subsequent seizure of control of the Gaza strip have created additional unrest and uncertainty in the region. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Since June 2007, thousands of missiles have been fired from Gaza at population centers in southern Israel, leading to an armed conflict between Israel and the Hamas in January 2009. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Our results of operations may be negatively affected by the obligation of personnel to perform military service.

        Some of our executive officers and employees in Israel are obligated to perform military reserve duty annually. They may also be further subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers, key employees or a significant number of other employees due to military service, and any disruption in our operations would harm our business. The full impact on our workforce or business if some of our executive officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict.

Our financial results may be adversely affected by inflation and currency fluctuations.

        Since we report our financial results in dollars, fluctuations in rates of exchange between the dollar and non-dollar currencies may have a material adverse affect on our results of operations. We generate a majority of our revenues in dollars or in dollar-linked currencies, but some of our revenues are generated in other currencies such as the New Israeli Shekel, or NIS, the British Pound Sterling and the Hong-Kong Dollar. As a result, some of our financial assets are denominated in these currencies, and fluctuations in these currencies could adversely affect our financial results.

        Since a considerable portion of our expenses, such as employees’ salaries, are linked to an extent to the rate of inflation in Israel, the dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. During 2006, 2007 and 2008, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Likewise, our operations could be adversely affected if we are unable to guard against currency fluctuations in the future. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. We cannot guarantee that we will enter into such transactions in the future or that such measures will adequately protect us from serious harm due to the impact of inflation in Israel.

We cannot guarantee continuation of government programs and tax benefits.

        We are eligible to receive, and may in the future utilize, certain tax benefits under Israeli governmental programs. To remain eligible for these tax benefits, we must continue to meet certain conditions, including making some specified investments in fixed assets. If we fail to comply with these conditions in the future, the benefits we could receive may be canceled. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all. If these programs and tax benefits are ended, our business, financial condition and results of operations could be negatively affected.

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions.

        We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, for research and development programs that meet specified criteria. Since December 31, 2006, we have no further obligation to pay royalties to the Chief Scientist in respect of sales of our products. However, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel, regardless of whether the royalties were fully paid. Any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, serves as a director of our company or as our chief executive officer is generally required to notify the same to the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

It may be difficult to enforce a U.S. judgment against our officers, our directors and us or to assert U.S. securities law claims in Israel.

        We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

        We have been informed by our legal counsel in Israel that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

        Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	the judgment is enforceable in the state in which it was given;

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

        Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making an acquisition of our company more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

THE RIGHTS OFFERING

The Subscription Rights

        We are distributing to the record holders of our ordinary shares as of 5:00 p.m., Eastern Time, on April 6, 2009, or the “record date”, non-transferable subscription rights, or the subscription rights, to purchase our ordinary shares for a subscription price of $0.12 per share.

        The subscription rights will entitle the record holders of our ordinary shares to purchase an aggregate of 10,000,000 ordinary shares for an aggregate subscription price of $1,200,000. Each record holder will receive 0.43 subscription rights for each ordinary share owned at the close of business on the record date, subject to adjustments to eliminate fractional subscription rights.  Each whole subscription right includes the basic subscription right and the oversubscription right.

        You may be subject to certain regulatory requirements if, as a result of the exercise of your subscription rights, you reach certain holding thresholds in our ordinary shares. For example, if your exercise of subscription rights results in you beneficially owning more than 5% of our ordinary shares, you may be required to file a Schedule 13D or Schedule 13G with the SEC. In addition, if your exercise of subscription rights results in you holding 25% or more of our ordinary shares, such exercise must be made by means of a special tender offer in accordance with the Companies Law.

        Each record holders of our ordinary shares will also receive at no cost, a three-year warrant exercisable into our ordinary shares at an exercise price of $0.12 per share at a rate of one warrant for every two ordinary shares that our shareholders acquires pursuant to exercise of its basic subscription rights and over-subscription rights.

No Fractional Subscription Rights

        We will not issue fractional subscription rights or cash in lieu of fractional subscription rights. Fractional subscription rights will be rounded to the nearest whole number, with such adjustments as we may determine in our sole discretion are necessary to ensure that we offer 10,000,000 ordinary shares in the Offering. In the unlikely event that, because of the rounding of fractional subscription rights, the subscription rights offering would have been subscribed in an amount in excess of 10,000,000 ordinary shares, all holders’ subscription rights will be reduced in an equitable manner. Any excess subscription price payments will be promptly returned without interest or deduction.

        See “The Rights Offering – Procedures for DTC Participants” and “The Rights Offering – Beneficial Owners” for information regarding subscriptions by DTC participants and beneficial owners, respectively.

Basic Subscription Right

        The basic subscription right of each whole subscription right entitles you to purchase one (1) ordinary share at the subscription price of $0.12 per share. You will receive 0.43 of a subscription right for each ordinary share you held at the close of business on the record date. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, you are required to exercise your basic subscription right in full if you wish to purchase shares under your oversubscription right. If you purchase ordinary shares in the Offering, then we will issue certificates representing those shares to you or to the Depository Trust Company, or DTC, on your behalf, as the case may be, as soon as practicable after the completion of the Offering.

Oversubscription Right

        In addition to your basic subscription right, you may subscribe for additional ordinary shares, upon delivery of the required documents and payment of the subscription price of $0.12 per share, before the expiration date of the Offering. You may only exercise your oversubscription right if you exercised your basic subscription right in full and other holders of subscription rights do not exercise their basic subscription rights in full.  If you wish to exercise your oversubscription right, then you must do so at the same time you fully exercise your basic subscription right.

        Pro Rata Allocation. If there are not enough ordinary shares to satisfy all subscriptions made under the oversubscription right, then we will allocate the remaining ordinary shares pro rata, after eliminating all fractional shares, among those subscription rights holders exercising their oversubscription rights. “Pro rata” means in proportion to the number of ordinary shares that you and the other subscription rights holders have purchased by exercising your basic subscription rights. If there is a pro rata allocation of the remaining ordinary shares and you receive an allocation of a greater number of shares than you subscribed for under your oversubscription right, then we will allocate to you only the number of shares for which you subscribed. We will allocate the remaining shares among all other holders exercising their oversubscription rights.

        Full Exercise of Basic Subscription Right. You may exercise your oversubscription right only if you exercise your basic subscription right in full. To determine if you have fully exercised your basic subscription right, we will consider only the basic subscription right held by you in the same capacity. For example, suppose that you were granted subscription rights for ordinary shares that you own individually and ordinary shares that you own collectively with your spouse. If you wish to exercise your oversubscription right with respect to the subscription rights you own individually, but not with respect to the subscription rights you own collectively with your spouse, then you only need to fully exercise your basic subscription right with respect to your individually-owned subscription rights. You do not have to subscribe for any shares under the basic subscription right owned collectively with your spouse to exercise your individual oversubscription right.

        When you complete the portion of your subscription rights certificate to exercise your oversubscription right, you will be representing and certifying that you have fully exercised your subscription privileges as to ordinary shares that you hold in that capacity. You must exercise your oversubscription right at the same time you exercise your basic subscription right in full.

        Return of Excess Payment. If you exercised your oversubscription right and are allocated less than all of the ordinary shares for which you wished to oversubscribe, then your excess subscription price payment for shares that were not allocated to you will be returned to you by mail, without interest or deduction, as soon as practicable after the expiration date of the Offering. We will deliver to the holders of record who purchase shares in the Offering certificates representing the ordinary shares that you purchased as soon as practicable after the completion of the Offering and after all pro rata allocations and adjustments have been made.

Standby Commitment

        Shimon Alon, our chairman of the board and chief executive officer, or the standby purchaser, who is one of our existing shareholders, has provided us with a standby undertaking, dated April 6, 2009, pursuant to which, subject to certain conditions, he will purchase ordinary shares issuable pursuant to unexercised subscription rights in the Offering to the extent required by us to raise at least $360,000 in the Offering. The commitment by the standby purchase is up to a maximum commitment of $360,000 (this amount includes the exercise of his basic subscription rights), which, based on the subscription price, equals to 3,000,000 ordinary shares and warrants to acquire an additional 1,500,000 ordinary shares.

        The standby purchaser has agreed not to exercise his over-subscription right in any amount or acquire any shares between April 6, 2009 and the closing of the Rights Offering. The price to be paid by the standby purchaser for such shares is equal to the subscription price paid by other shareholders in the Offering.

        If we receive a similar standby undertaking from another shareholder, or if another person actually invests in us through an equity financing consummated prior to the Expiration Date, the maximum commitment of the standby purchaser will be reduced, dollar-to-dollar, by such amount.

        If the Offering shall not close, for any reason, by May 4, 2009, the standby purchaser undertook to lend us, on the same terms as the Bridge Loan, an amount equal to his maximum commitment of $360,000 under the standby undertaking.

        As more fully detailed under “Dilution” below, if Mr. Alon is required to acquire 3,000,000 ordinary shares, the maximum amount of shares committed to be purchased under the standby undertaking, his beneficial ownership in our outstanding shares is expected to increase from 6.45% to 27.83% as a result of the Offering.

Subscription Price

        The subscription price in the Offering is $0.12 per ordinary share, payable in U.S. dollars by check, bank draft, money order or wire transfer. If the Offering is terminated or cancelled or if you oversubscribe for more ordinary shares than are available, then your funds will be returned to you promptly, without interest or deduction.

The Warrants

        Purchasers of ordinary shares in the Offering will receive, at no cost, a three-year warrant exercisable at $0.12 per share, subject to adjustment, to purchase ordinary shares at a rate of one such warrant for each two shares purchased pursuant to the exercise of basic subscription rights and over-subscription rights. Each warrant will entitle the holder to purchase one ordinary share, subject to adjustments.

        The exercise period of the warrants commences on the date of issuance and expires three years after such date of issuance.

        The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or our recapitalization, reorganization, amalgamation or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below the warrants’ exercise prices. No cashless exercise will be permitted for the warrants.

        In the case of any merger or acquisition of the Company (other than a merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of the outstanding ordinary shares), or in the case of any sale of all or substantially all of our assets in connection with which we are dissolved, the warrant holders shall thereafter have the right, and only the right, to purchase and receive, in lieu of our ordinary shares purchasable and receivable upon the exercise of such warrants prior to such event, the kind and amount of shares or other securities or property (including cash) receivable upon such merger or acquisition, or upon a dissolution following any such sale, that our Board of Directors determines in good faith that the warrant holder would have received if such warrants had been exercised immediately prior to such event.

        We intend to authorize and reserve for issuance, and will at all times, following the increase of our authorized share capital, reserve and keep available out of our authorized but unissued ordinary shares (or out of shares held in our treasury) solely for the purpose of issuance upon the exercise of the warrants, the maximum number of shares issuable upon the exercise of the warrants. All ordinary shares that may be issued upon the exercise of the rights represented by the warrants will, upon issuance, be validly issued, fully paid and nonassessable, and free from all preemptive rights with respect to their issue.

        No warrants will be exercisable unless at the time of exercise a prospectus relating to the ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the Warrant Agency Agreement, we have agreed to meet these conditions and use our reasonable efforts to maintain a current prospectus relating to the ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so. The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

        The warrants will not entitle the holder to any of the rights of a shareholder of the Company, including without limitation any preemptive rights, voting rights or rights to dividends, except upon exercise in accordance with the terms of the warrants.

        The warrants are governed by the laws of the State of New York.

        The warrants will be represented by warrant certificates to be issued pursuant to, and which will be governed by, a Warrant Agency Agreement between the Subscription Agent, as warrant agent, and us.

        You are encouraged to read the form of warrant certificate and the Warrant Agency Agreement, which have been filed as exhibits to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions of the warrants.

Determination of the Subscription and Exercise Prices

        Our board of directors determined the subscription price and the warrants’ exercise prices after considering several factors, including the likely cost of capital from other sources, the price at which our shareholders might be willing to participate in the Offering, historical and current trading prices for our ordinary shares, current market conditions and the need to provide an incentive to our shareholders to participate in the rights offering on a pro rata basis. The subscription price and the warrant exercise price of $0.12 per share represent a 9.1% premium to the closing price of our ordinary shares on April 8, 2009, the last reported closing sale price of our ordinary shares on the OTCBB prior to filing this prospectus, and a 7.7% discount to the closing price of our ordinary shares (i) on April 6, 2009, the record date, and (ii) on April 1, 2009, the last reported closing sale price of our ordinary shares on the OTCBB prior to the determination of the subscription price by our board of directors. The subscription price and the warrant exercise price do not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth, or any other established criteria used to value securities. You should not consider these prices to be an indication of the fair value of the ordinary shares and warrants to be offered in the Offering.

Expiration of the Rights Offering and Extensions, Amendments and Termination

        The Offering will expire at 5:00 p.m., Eastern Time, on May 4, 2009, unless we decide, in our sole discretion, to extend the expiration date.

        We will extend the duration of the Offering as may be required by applicable law, and may choose to extend it if we decide that changes in the market price of our ordinary shares warrant an extension or if we decide to give shareholders more time to exercise their subscription rights in the Offering. We may extend the expiration date by giving oral or written notice to the Subscription Agent on or before the scheduled expiration date. If we elect to extend the expiration of the Offering, then we will issue a press release announcing such extension no later than 9:00 a.m., Eastern Time, on the next business day after the most recently announced expiration date.

        After the expiration date of the Offering, all unexercised subscription rights will be null and void. We will not be obligated to honor any purported exercise of subscription rights which the Subscription Agent received after the expiration date, regardless of when you sent the documents relating to that exercise, unless you used the guaranteed delivery procedures described below.

        We reserve the right, in our sole discretion, to amend or modify the terms of the Offering (including the maximum number of ordinary shares we may issue in the Offering, the subscription price per share and the warrant exercise price).  If we amend or modify the terms of the Offering, then we will issue a press release announcing such amendment or modification, and we shall file with the SEC such documents and other information relating to the amendment or modification as is required under the Securities Act of 1933, as amended.  If we amend or modify certain terms of the Offering, then we will extend the expiration date of the Offering as required by law.

        We may terminate or cancel the Offering in our sole discretion at any time before the expiration date for any reason (including a change in the market price of our ordinary shares). If we terminate or cancel the Offering for any reason, then all rights will expire without value and we will promptly arrange for the refund, without interest or deduction, of all subscription funds you paid to the Subscription Agent, as soon as practicable.

Conditions to Completion

        It is a condition to the completion of the Offering that no court or regulatory body prohibit or restrict any of our shareholders from participating in the subscription rights offering on the terms described in this prospectus.  If this condition is not satisfied as of the expiration date of the Offering, then we may terminate or cancel the Offering. Even if this condition is satisfied, we retain discretion to terminate or amend the Offering, subject to applicable law. See “– Expiration of the Rights Offering and Extensions, Amendments and Termination.”

Subscription Procedures

        In order to exercise subscription rights, you must:

—	complete and sign your subscription rights certificate; and

—	deliver the completed and signed subscription rights certificate, together with payment in full of the subscription price for each ordinary share subscribed for under your subscription rights (including under your oversubscription right) (see “The Rights Offering – Subscription Payments”) to the Subscription Agent before the expiration date, unless delivery of the subscription rights certificate is effected pursuant to the guaranteed delivery procedures described below.

        If you do not indicate the number of ordinary shares to be subscribed for on your subscription rights certificate or notice of guaranteed delivery (as applicable), or if you indicate a number of ordinary shares that does not correspond with the aggregate subscription price payment you delivered, you will be deemed to have subscribed for the maximum number of ordinary shares that may be subscribed for, under both the basic subscription right and the oversubscription right, for the aggregate purchase price you delivered.  If we do not apply your full subscription price payment to your purchase of ordinary shares, then we will return the excess amount to you by mail, without interest or deduction, as soon as practicable after the expiration date of the Offering.

        If you subscribe for fewer than all of the ordinary shares represented by your subscription rights certificate, then the unexercised subscription rights will become null and void on the expiration date of the Offering.

        If you are a beneficial owner of ordinary shares whose shares are registered in the name of a broker, dealer or other nominee, then you should instruct your broker, dealer or other nominee to exercise your subscription rights and deliver all documents and subscription price payment on your behalf before 5:00 p.m., Eastern Time, on the expiration date of the Offering.

        The method of delivery of the subscription rights certificate and the payment of the subscription price to the Subscription Agent is at your election and risk. If you send your subscription rights certificate and payment by mail, then they should be sent by registered mail, properly insured. You should also allow sufficient time to ensure delivery to the Subscription Agent and clearance of payment of the subscription price prior to the expiration date of the Offering.

        You should carefully read the instructions accompanying the subscription rights certificate and follow them closely. You should send your subscription rights certificate, with payment, to the Subscription Agent. DO NOT SEND YOUR SUBSCRIPTION RIGHTS CERTIFICATES OR PAYMENT TO ATTUNITY.

        Your subscription rights will not be considered exercised unless the Subscription Agent receives from you, your broker, dealer or other nominee, as the case may be, all of the required documents and your full subscription price payment before 5:00 p.m., Eastern Time, on May 4, 2009, the expiration date of the Offering, unless extended. If you do not exercise your subscription rights prior to the expiration date, as that date may be extended, they will expire and be null and void.

Subscription Payments

        You must pay for all ordinary shares you subscribe for (including pursuant to your oversubscription right) by check or bank draft drawn upon a United States bank, or postal, telegraphic or express money order, or by wire transfer in accordance with the wire details below, in each case, payable to American Stock Transfer & Trust Company as the Subscription Agent:

JP Morgan Chase ABA # 021000021 Acct # 957-341202 reference: Attunity Rights Offer

        The subscription price will be considered received by the Subscription Agent only upon:

—	clearance of an uncertified check;

—	receipt by the Subscription Agent of a certified or cashier’s check or bank draft drawn upon a United States bank or of a postal, telegraphic or express money order; or

—	receipt by the Subscription Agent of confirmation from its bank that a wire transfer has been received.

        Funds paid by uncertified personal check may take several business days to clear. Accordingly, if you wish to pay the subscription price by uncertified personal check, then you should make payment sufficiently in advance of the expiration date of the Offering to ensure its receipt and clearance by that time. To avoid disappointment caused by a failure of your subscription due to your payment not clearing prior to the expiration date, we urge you to consider payment by means of certified or cashier’s check or money order. We highly recommend that if you intend on paying the subscription price by personal check, then your subscription payment should be received by the Subscription Agent no later than five business days prior to the expiration date, as extended. If your check does not clear before the expiration date, as extended, then you will not receive any ordinary shares, and our only obligation will be to return your subscription payment, without interest or deduction.

Your Funds Will Be Held by the Subscription Agent Until Ordinary Shares and Warrants Are Issued

        The Subscription Agent will hold your payment of the subscription price in a segregated account with other payments received from other subscription rights holders until we issue your ordinary shares and warrants to you upon completion of the Offering.

Notice of Guaranteed Delivery

        If you wish to exercise your subscription rights, but you will not be able to deliver your subscription rights certificate to the Subscription Agent prior to the expiration date of the Offering, then you may nevertheless exercise the subscription rights if:

—	before the expiration date, the Subscription Agent receives:

š	payment for the number of ordinary shares you subscribe for pursuant to your basic subscription right and, if applicable, your oversubscription right; and

š	a guarantee notice from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or from a commercial bank or trust company having an office or correspondent in the United States, guaranteeing the delivery to the Subscription Agent of the subscription rights certificate evidencing the subscription rights to be exercised within three (3) trading days following the date of that notice; and

—	within this three (3) trading day period, the Subscription Agent receives the properly completed subscription rights certificate.

          You may deliver the guarantee notice referred to above to the Subscription Agent in the same manner as you would deliver the subscription rights certificate. In addition, eligible institutions may deliver the notice of guaranteed delivery to the Subscription Agent by facsimile transmission (facsimile number +1-718-234-5001). To confirm facsimile deliveries, call +1-718-921-8317 or toll-free +1-877-248-6417. You should refer to the form titled “Notice of Guaranteed Delivery For Subscription Rights Certificate,” which is provided with the “Instructions as to Use of Subscription Rights Certificates” distributed with the subscription rights certificate for the information and representations required in the guarantee notice.

Determinations Regarding the Exercise of Your Subscription Rights

        We will decide all questions concerning the timeliness, validity, form, and eligibility of the exercise of your subscription rights and any such determinations by us will be final and binding.

        We, in our sole discretion, may waive, in any particular instance, any defect or irregularity, or permit, in any particular instance, a defect or irregularity to be corrected within such time as we may determine. We will not be required to make uniform determinations in all cases. We may reject the exercise of any of your subscription rights because of any defect or irregularity. We will not accept any exercise of subscription rights until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

        Neither we, the Subscription Agent nor the Information Agent will be under any duty to notify you of any defect or irregularity in connection with your submission of subscription rights certificates, and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of the Offering or in proper form. We will also not accept the exercise of your subscription rights if our issuance of ordinary shares to you could be deemed unlawful under applicable law.

Revocation

        If you are a record holder of our ordinary shares and have exercised your subscription rights, then you may revoke such exercise prior to the expiration date of the Offering, which is 5:00 p.m., Eastern Time, on May 4, 2009, unless extended by us.

        In order to effect such a revocation, a written or facsimile transmission notice of revocation must be received by the Subscription Agent, at its address set forth in this prospectus, prior to the expiration of the Offering. Any such notice of revocation must (1) specify the name of the record holder who has exercised the subscription rights being revoked, (2) identify the subscription rights certificate(s) for which a subscription exercise is being revoked (including the certificate number or numbers and the number of ordinary shares for which such subscription rights certificate(s)may be exercised) and (3) be signed by the record holder in the same manner as the original signature on the subscription rights certificate(s) previously tendered.

        All questions as to the validity, form and eligibility (including time of receipt thereof) of such notices of revocation will be determined by us in our sole discretion, which determination shall be final and binding on all parties. Any subscription rights certificate for which a right of exercise has been revoked will be deemed not to have been validly tendered for purposes of the Offering and no ordinary shares and warrants will be issued with respect thereto unless such subscription rights certificate is validly retendered. Properly revoked subscription rights certificates may be retendered by following the procedures described above under “The Rights Offering – Subscription Procedures” and “The Rights Offering  - Subscription Payments” at any time prior to the expiration date of the Offering.

        If you are a beneficial owner of ordinary shares whose shares are registered in the name of a broker, dealer or other nominee and such broker, dealer or other nominee has exercised your subscription rights on your behalf and you wish to revoke such exercise, then you must instruct your broker, dealer or nominee to revoke your exercise of your subscription rights and deliver a notice of revocation on your behalf before 5:00 p.m., Eastern Time, on the expiration date of the Offering.

Restriction on Transferring Subscription Rights

        Except in the limited circumstances described below, only you may exercise the basic subscription right and the oversubscription right. You may not sell, give away or otherwise transfer the basic subscription right or the oversubscription right or any portion of such rights. If you transfer your shares after the record date, you will still be entitled to exercise the subscription rights.

        Notwithstanding the foregoing, your subscription rights may be transferred by operation of law, for example, a transfer of rights to the estate of the recipient upon the death of the recipient would be permitted. If the subscription rights are transferred as permitted, then evidence satisfactory to us that the transfer was proper must be received by us before the expiration date of the Offering.

The Subscription Rights and Warrants Will Not Be Listed

        The subscription rights will not be listed on a stock exchange or national market or quoted on any quotation system. Similarly, we do not expect the warrants to be listed on a stock exchange or national market or quoted on any quotation system. We expect that any sales of the warrants would be conducted in the Pink Sheets® over-the-counter market or in a private transaction. However, our ordinary shares will continue to be quoted on the OTCBB under the symbol “ATTUF.OB.” and the shares to be issued to you in connection with the subscription rights offering and the shares issued upon exercise of the warrants will be eligible for quotation on the OTCBB under the same symbol.

Notice to Brokers and Nominees

        If you are a broker, dealer, bank, trustee, a depositary for securities or other nominee who holds our ordinary shares for the account of others on the record date, then you should notify the respective beneficial owners of such shares of the Offering as soon as possible to find out their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, then you should complete the appropriate subscription rights certificates and submit them to the Subscription Agent with the proper subscription payment.

        If you hold ordinary shares for the account(s) of more than one beneficial owner, then you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our ordinary shares on the record date, provided that you, as a nominee record holder, make a proper showing to the Subscription Agent by submitting the form entitled “Nominee Holder Certification” that was provided to you with your subscription rights offering materials. If you did not receive this form, you should contact the Subscription Agent to request a copy.

Beneficial Owners

        If you are a beneficial owner of ordinary shares or will receive your subscription rights through a broker, dealer or other nominee, then we will ask your broker, dealer or other nominee to notify you of the Offering. If you wish to exercise your subscription rights, then you will need to have your broker, dealer or other nominee act for you. If you hold certificates of our ordinary shares directly and would prefer to have your broker, dealer or other nominee act for you, you should contact your nominee and request it to effect the transactions for you.

        To indicate your decision with respect to your subscription rights, you should complete and return to your broker, dealer or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, dealer or other nominee with the other subscription rights offering materials. If you wish to obtain a separate subscription rights certificate, then you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, dealer or other nominee if you do not receive this form, but you believe you are entitled to participate in the Offering. We are not responsible if you do not receive the form from your broker, dealer or nominee or if you receive it without sufficient time to respond.

Procedures for DTC Participants

        We expect that the exercise of your basic subscription right and your oversubscription right may be made through the facilities of DTC. If your subscription rights are held of record through DTC, then you may exercise your basic subscription right and your oversubscription right by instructing DTC to transfer your subscription rights from your account to the account of the Subscription Agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of ordinary shares you are subscribing for under your basic subscription right and your oversubscription right, if any, and your subscription price payment for each ordinary share that you subscribed for pursuant to your basic subscription right and your oversubscription right.

Foreign and Other Shareholders; Unknown Addresses

        The Subscription Agent will mail subscription rights certificates to you if you are a holder of record, even if your address is outside the United States or if you have an Army Post Office (APO) or a Fleet Post Office (FPO) address. To exercise your rights, you must notify the Subscription Agent on or prior to the expiration date of the Offering, and take all other steps which are necessary to exercise your rights, on or prior to that time. If you do not follow these procedures prior to the expiration of the Offering, your rights will expire.

        If you are a holder of record and your address is unknown, then a subscription rights certificate will not be mailed to you. Instead, the subscription rights certificate will be held by the Subscription Agent for your account. To exercise your subscription rights, you must notify the Subscription Agent prior to 5:00 p.m., Eastern Time, on the third (3rd) business day prior to the expiration date of the Offering. Following receipt of such notice, the Subscription Agent may require additional information from the holder prior to accepting the exercise. If no notice is received by such time, then the subscription rights represented thereby will expire.

Regulatory Limitation

        We will not be required to issue ordinary shares pursuant to the Offering to anyone who, in our opinion, would be required to obtain prior clearance or approval from any federal, state or foreign regulatory authorities to acquire, own or control ordinary shares if such clearance or approval has not been obtained as of the expiration date of the Offering.

Board Authorization; No Board Recommendation

        Our board of directors, following approval of our audit committee, has reviewed and considered the terms of the Offering and has determined that the Offering is in the best interest of Attunity and our shareholders.  Accordingly, our board of directors has authorized the issuance of: (i) up to 10,000,000 ordinary shares at a subscription price of $0.12 per share and (ii) up to 5,000,000 warrants to purchase ordinary shares at an exercise price of $0.12 per share, pursuant to the Offering. Despite the foregoing, our board of directors makes no recommendation to you about whether you should exercise any subscription rights You are urged to make an independent investment decision about whether to exercise your subscription rights based on your own assessment of our business, the Offering and your best interest.

Subscription Agent

        The Subscription Agent is American Stock Transfer & Trust Company, LLC. The Subscription Agent’s address, to which you must make any required deliveries, is:

By Hand/Overnight Courier:	By Facimile	By Mail:
(to Eligible Institutions only)
+1-718-234-5001
American Stock Transfer & Trust		American Stock Transfer & Trust
Company, LLC	Confirm by Telephone:	Company, LLC
Operations Center	Toll-free +1-877-248-6417	Operations Center
Attn: Reorganization Department	+1-718-921-8317	Attn: Reorganization Department
59 Maiden Lane		6201 15th Avenue
New York, New York 10038		Brooklyn, New York 11219

        Eligible institutions may deliver notices of guaranteed delivery to the Subscription Agent by facsimile transmission.  If you are an eligible institution and you send a facsimile to the Subscription Agent, then you should confirm that your facsimile has been received by contacting the Subscription Agent. We will pay the fees and expense of the Subscription Agent and have agreed to indemnify the Subscription Agent against certain liabilities that it may incur in connection with the Offering.

Questions about Exercising Subscription Rights

        If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this prospectus or the “Instructions as to Use of Subscription Rights Certificates,” you should contact the Information Agent, MacKenzie Partners, Inc., at +1 (212) 929-5500 (collect) or toll-free at +1 (800) 322-2885, or, if you are located in Israel, you may also contact our VP Finance at +972-9-899-3000, during their respective normal business hours.

PLAN OF DISTRIBUTION

          As soon as practicable after the date of this prospectus, we will distribute by mail the subscription rights certificates and copies of this prospectus to our holders of record as of 5:00 p.m., Eastern Time, on the record date. It is our expectation that holders of record which hold our ordinary shares for beneficial owners will forward a copy of this prospectus and the related subscription information and forms to those beneficial owners in adequate time to permit beneficial holders to complete and deliver the “Form of Beneficial Owner Election Form” as to their investment decisions. We have engaged our Subscription Agent and Information Agent to assist in the distribution of the subscription rights certificates and this prospectus and the related subscription information and forms. The Subscription will process all subscription rights certificates from our holders of record and will distribute certificates representing the shares and warrants purchased by each holder of record upon the completion of the Offering.

        Other than the standby commitment as described herein, we do not know of any existing agreements between or among any shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the subscription rights or the underlying ordinary shares.

CAPITALIZATION AND INDEBTEDNESS

        The table below sets forth the audited consolidated debt and capitalization, determined in accordance with U.S. GAAP, as of December 31, 2008, and as adjusted to give effect to the sale of subscription rights for ordinary shares in the Offering, assuming full exercise of the subscription rights and conversion of the principal amount of the Bridge Loan and before deducting the estimated offering expenses. The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

	As of December 31, 2008
	Actual	As Adjusted
	(in thousands)	(in thousands)

Short-term debt

Secured	$412	10

Unsecured	$1,781	0
Long-term debt
Secured	$2,000	$2,000
Unsecured	$63	$1,844

Total shareholders' equity	$2,822	$4,424

Total Capitalization	$7,068	$8,278

USE OF PROCEEDS

        The net proceeds from the sale of the ordinary shares and from the exercise of the warrants in the Offering will depend upon the number of ordinary shares purchased and on the number of warrants exercised.  Assuming the sale of all the ordinary shares offered in the subscription rights offering at a subscription price of $0.12 per share, the net proceeds of the Offering will be approximately $1.1 million, after deducting our estimated Offering expenses. Assuming the exercise of all of the warrants for $0.12 per share, respectively, we will receive additional proceeds of $600,000.

        We intend to use all the net proceeds of the Offering for general corporate purposes, including working capital.

PRICE RANGE OF ORDINARY SHARES

Annual Stock Information

        The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market (through August 15, 2007) and on the NASDAQ Capital Market thereafter:

Year	High	Low

2004	$3.62	$1.96
2005	$3.49	$1.68
2006	$2.52	$1.09
2007	$1.52	$0.36
2008	$0.60	$0.08

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market (through August 15, 2007) and on the NASDAQ Capital Market thereafter and, starting February 26, 2008, on the OTC Bulleting Board, or the OTC:

	High	Low

2007
First Quarter	$1.52	$1.12
Second Quarter	$1.39	$0.80
Third Quarter	$1.00	$0.45
Fourth Quarter	$0.65	$0.36

2008
First Quarter	$0.60	$0.22
Second Quarter	$0.44	$0.25
Third Quarter	$0.38	$0.20
Fourth Quarter	$0.32	$0.08

2009
First Quarter	$0.15	$0.09

Monthly Stock Information

        The following table sets forth, for each of the most recent last six months, the range of high ask and low bid prices of our ordinary shares on the OTC:

Month	High	Low

September 2008	$0.36	$0.20
October 2008	$0.32	$0.19
November 2008	$0.29	$0.12
December 2008	$0.16	$0.08
January 2009	$0.15	$0.09
February 2009	$0.15	$0.13
March 2009	$0.15	$0.11

        On April 8, 2009, the last reported closing sale price of our ordinary shares on the OTCBB was $0.11 per share.

Markets

        Our ordinary shares were traded on the NASDAQ Global Market from our initial public offering on December 17, 1992 through August 15, 2007 and on the NASDAQ Capital Market from August 15, 2007 to February 22, 2008. Since February 26, 2008, our ordinary shares have been quoted on the OTCBB under the symbol “ATTUF.OB.”

DILUTION

Ordinary Shares Outstanding After the Subscription Rights Offering

        Based on the 23,196,236 ordinary shares outstanding as of April 1, 2009, and assuming that all 10,000,000 ordinary shares offered in the Offering are issued, 36,472,236 ordinary shares will be issued and outstanding following the Offering and 6,638,200 of additional ordinary shares will be issuable upon exercise of the warrants (these figures include ordinary shares and warrants issuable upon completion of the Offering as a result of the Bridge Loan).

Dilution

        If you do not exercise any subscription rights, then the number of ordinary shares you own will not change. However, due to the fact that ordinary shares will be purchased by other shareholders and the standby purchaser, your percentage ownership after the exercise of the subscription rights will be diluted following the Offering.   If you do not exercise all of your basic subscription rights, then you are not permitted to exercise any of your oversubscription rights and you will not receive any of the warrants.

        Assuming that all of the subscription rights we are distributing are exercised and that all the warrants are exercised into our ordinary shares at their applicable warrant exercise prices, we will issue an additional 15,000,000 of our ordinary shares (or, when taken together with ordinary shares and warrants issuable upon conversion of the Bridge Loan, 19,914,600 of our ordinary shares). This would represent an approximate 65% increase (or, when taken together with ordinary shares and warrants issuable upon conversion of the Bridge Loan, a 86% increase) over our 23,196,236 issued and outstanding ordinary shares as of April 1, 2009, excluding shares issuable upon exercise of our outstanding options or warrants and upon conversion of our convertible notes.

Effect of the Rights Offering on Our Warrants and Convertible Securities

        Assuming that the Offering yields gross proceeds to us of at least $356,832, then the approximately $390,000 principal amount of the loan under the Bridge Loan with the Lenders will be automatically converted into 3,276,400 of our ordinary shares and warrants to purchase 1,638,200 ordinary shares at an exercise price of $0.12 per share. These figures do not include an insignificant number of shares and warrants that may be issued to the Lenders to the extent that they choose to have us pay interest accrued on the principal amount of the Bridge Loan by way of issuing additional shares.

        In addition, as a result of the Offering, the holders of the convertible notes due May 2009 (as extended to November 2010), being the Investors Group, will be entitled to an adjustment in accordance with the terms of the notes, such that they will receive rights, substantially on the same terms of the subscription rights, to purchase, until the maturity date of the notes, up to an aggregate of 856,672 ordinary shares at a purchase price of $0.12 per share (and, for each two ordinary shares so purchased, a warrant to purchase one share at an exercise price of $0.12 per share, or up to an aggregate of 428,336 ordinary shares).

        In addition, the exercise prices per share in each of (i) the warrant to purchase 250,909 ordinary shares dated June 2004, (ii) the warrant to purchase 192,000 ordinary shares dated March 2006, and (iii) the warrant to purchase 439,883 ordinary shares dated January 2007, all granted to Plenus in connection with loans received from Plenus in the past, will each be adjusted to $0.12 per share. Similarly, the exercise price per share of the warrants to purchase an aggregate of 600,000 ordinary shares dated October 2006, issued to the Investors Group and another person, will be adjusted to $0.12 per share. If the Offering yields gross proceeds to us of more than $1,500,000 (including the Bridge Loan), then the exercise price per share of the warrants to purchase an aggregate of 1,900,000 ordinary shares dated October 2006, issued to certain financial investors, will also be adjusted to $0.12 per share.

        The Lenders under the Bridge Loan are Shimon Alon, Ron Zuckerman and Aki Ratner, each of whom also holds convertible notes and warrants dated October 2006. Mr. Alon, the standby purchaser, has provided us a standby undertaking that, subject to certain conditions, requires him to purchase from us ordinary shares issuable pursuant to unexercised subscription rights up to a maximum of $360,000 (this amount includes the exercise of his basic subscription rights). Accordingly, the following table sets forth the current beneficial ownership of the Lenders and as adjusted following the Offering to reflect (1) a full subscription of the Offering and (2) no subscription of the Offering other than the standby purchaser:

	Beneficial Ownership (actual) (1)	Beneficial Ownership (as adjusted) (2)	Beneficial Ownership (as adjusted) (3)

Shimon Alon	6.45%	11.00%	27.83%
Ron Zuckerman	5.18%	8.45%	9.37%
Aki Ratner	5.38%	5.43%	6.27%

(1)	As of April 1, 2009. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	Assuming (i) the Offering is fully subscribed (including by Messrs. Alon, Zuckerman and Ratner), (ii) all warrants distributed in the Offering are exercised, and (iii) conversion of the principal amount under the Bridge Loan.

(3)	Assuming (i) the Offering is not subscribed by any shareholder other than Mr. Alon, (ii) conversion of the principal amount under the Bridge Loan, and (iii) the standby undertaking is performed in full by Mr. Alon.

MATERIAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material tax consequences in Israel and the United States to individual and corporate residents of Israel and the United States resulting from the distribution of the subscription rights we are distributing, the purchase of the ordinary shares issuable pursuant to the exercise of the rights and warrants we are distributing. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in this summary. This summary is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax consequences that may be relevant to each person’s decision to exercise the subscription rights we are distributing or the sale of our ordinary shares issued upon the exercise of the subscription rights or the warrants we are distributing.

Israeli Tax Considerations

        The following summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The Distribution of the Subscription Rights

        We do not believe that the receipt and exercise of your subscription rights will be taxable; however, no ruling from the Israeli Income Tax Authority will be sought.

Capital Gains Tax

        Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets (or rights to capital assets) located in Israel, including shares of Israeli companies by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities. In the past, the Israeli Tax Authority has indicated that it does not recognize the OTC Bulletin Board as a “stock exchange” for purposes of the Tax Ordinance. However, it is our understanding that the current position of the Israeli Tax Authority is to view securities quoted on the OTC Bulletin Board as listed on a “stock exchange” where such securities were previously delisted from a “stock exchange” (such as the Nasdaq Global Market), such as our ordinary shares.

        Israeli Residents

        Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless, among others, such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Inflationary Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        Pursuant to Section 94 of the Israeli Income Tax Ordinance, in a rights offering to our shareholders, the benefit component of the subscription rights offered to, and accepted by, a shareholder shall also be attributed to the existing shares of such shareholder by virtue of which the subscription rights have been offered to such shareholder (the “Original Shares”), and the original price (i.e. the tax basis for the purpose of calculating capital gains) of the Original Shares will be adjusted pro rata in order to reflect the attribution of the above benefit component to said shares. Moreover, with regard to the purchase date of the shares issued as a result of accepting the offer, said shares will be deemed to have been purchased on the purchase date of the Original Shares.

        The original price of our shares acquired by individuals prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Regarding sales of our shares through the exercise of warrants, the original price of such shares (i.e., cost base for tax purposes) will be considered as being the original price of the warrants, and the payment that will be paid when exercising the warrants into shares will be considered as additional cost base of such shares for tax purposes. Also, for tax purposes, the date of purchase of said shares will be considered as the date of purchase of the warrants (excluding with respect to the payment for exercising the warrants which will result in a later date of purchase for the corresponding portion of the cost base for tax purposes).

        It is possible that the Israeli Tax Authority will seek to ascribe, for Israeli tax purposes, a portion of the subscription price to the warrants issued in the Offering, as is common practice in offerings on the Tel Aviv Stock Exchange. In such case, the ascription of a portion of the subscription price to the warrants should be in accordance with the relative value of each type of securities (i.e. shares and warrants of each class), determined according to the average closing price for each security for the first three trading days following listing of such securities.

        Non-Israeli Residents

        Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided however that such shareholders did not acquire their shares prior to an initial public offering, that the gains did not derive from a permanent establishment of such shareholders in Israel, and that such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In certain instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        In addition, pursuant to the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the Treaty U.S. Resident would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Residents on Dividend Distributions

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is generally withheld at source at the rate: (i) of 20%; or (ii) 15% for dividends from income generated by an Approved Enterprise (or Benefited Enterprise); unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

        Under the U.S.-Israel Tax Treaty, such tax rate is reduced to 12.5% for dividends not generated by an Approved Enterprise (or Benefited Enterprise) if the shareholder is a U.S. corporation and holds at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year, however this reduced rate will not apply if more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding shares of the voting stock of which is owned by the Israeli company. Dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%.

United States Federal Income Tax Consequences

        THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT AND EXERCISE OF SUBSCRIPTION RIGHTS AND THE PURCHASE, OWNERSHIP, EXERCISE AND SALE OF WARRANTS AND ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

U.S. Federal Income Taxation

        Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the receipt and exercise of subscription rights and warrants and the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations, or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

        This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. Attunity will not seek a ruling from the U.S. Internal Revenue Service (“IRS”) with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

        This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In particular, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) a real estate investment trust; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other then the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered. Each holder of our ordinary shares is advised to consult its own U.S. tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of the receiving and exercising of subscription rights and the purchasing, holding, exercising and disposing of warrants and ordinary shares.

Receipt of the Subscription Rights

        The distribution of the subscription rights should be a non-taxable stock dividend under Section 305(a) of the Code.

        The distribution of the subscription rights would be taxable under Section 305(b) of the Code if it were part of a “disproportionate distribution”. A disproportionate distribution is a distribution or series of distributions, including deemed distributions, that have the effect of the receipt of cash or other property by some holders of our ordinary shares and an increase in the proportionate interest of other holders of our ordinary shares in our assets or earnings and profits. For this purpose, holders of our convertible indebtedness are considered holders of our ordinary shares. Our outstanding convertible indebtedness, by its terms, will adjust as a result of the distribution of subscription rights and the adjustments should prevent the distribution of the subscription rights from being considered part of a disproportionate distribution.

        The remaining description assumes that holders of our ordinary shares will not be subject to U.S. federal income tax on the receipt of a right.

        If the aggregate fair market value of the subscription rights at the time they are distributed is less than 15% of the aggregate fair market value of our ordinary shares at such time, the basis of the rights issued to a U.S. Holder will be zero unless it elects to allocate a portion of its basis of previously owned ordinary shares to the subscription rights issued to it. However, if the aggregate fair market value of the subscription rights at the time they are distributed is 15% or more of the aggregate fair market value of our ordinary shares at such time, or if the U.S. Holder elects to allocate a portion of its basis of previously owned ordinary shares to the subscription rights issued to it, then the U.S. Holder’s basis in previously owned ordinary shares will be allocated between such ordinary shares and the subscription rights based upon the relative fair market value of such ordinary shares and the subscription rights as of the date of the distribution of the subscription rights. Thus, if such an allocation is made, the basis in the ordinary shares the U.S. Holder originally owned will be reduced by an amount equal to the basis allocated to the subscription rights. This election is irrevocable if made and would apply to all of the subscription rights received. The election must be made in a statement attached to the U.S. Holder’s Federal income tax return for the taxable year in which the rights are distributed.

        The holding period for the subscription rights received will include the holding period for the ordinary shares with respect to which the rights were received.

Expiration of the Subscription Rights

        If the subscription rights expire without exercise while the U.S. Holder continues to hold the ordinary shares with respect to which the subscription rights are received, it will recognize no loss and its tax basis in the ordinary shares with respect to which the subscription rights are received will equal their tax basis before receipt of the subscription rights. If the subscription rights expire without exercise after the U.S. Holder has disposed of the ordinary shares with respect to which the subscription rights are received, it should consult its tax advisor.

        Any loss recognized on the expiration of the subscription rights generally should be a capital loss and generally should be treated as U.S.-source capital loss for purposes of computing any allowable U.S. foreign tax credit. Any capital loss will be short-term capital loss or long-term capital loss, depending on its holding period in the subscription rights, determined as described in “–Receipt of the Subscription Rights” above. Deductions for capital losses are subject to limitations under the Code.

Exercise of the Subscription Rights; Tax Basis and Holding Period of the Ordinary Shares and Warrants

        A U.S. Holder will not recognize any gain or loss upon the exercise of the subscription rights and any over-subscription rights.

        The acquisition of our ordinary shares and warrants upon the exercise of each subscription right and over-subscription right should be treated as the purchase of a single package for U.S. federal income tax purposes consisting of two components: one ordinary share and one warrant to purchase our ordinary shares. A U.S. Holder’s initial basis in each package it receives on exercise of its subscription rights and over-subscription rights, as applicable, will equal the sum of the subscription price paid plus the U.S. Holder’s tax basis, if any, in such subscription right, determined as described in “—Tax Basis of the Rights” above. This initial basis must be allocated among the two components of each package in proportion to their relative fair market values on the date that the U.S. Holder exercises its subscription rights and over-subscription rights. U.S. Holders should consult with their tax advisors regarding the proper allocation of basis of the packages among the common stock and the warrants and the specific tax consequences of such allocation.

        A U.S. Holder’s holding period for the common stock and warrants acquired through the exercise of the subscription rights and any over-subscription rights will begin on the date the subscription rights are exercised.

        If a U.S. Holder exercises the subscription rights or over-subscription rights received in the offering after disposing of ordinary shares, or if a U.S. Holder disposes of ordinary shares soon after exercising subscription rights or over-subscription rights, its losses, if any, on the ordinary shares disposed of may be limited under the “wash sale” rules under Section 1091 of the Code and U.S. Holders should consult with their tax advisors regarding the application of these rules.

Exercise of Warrants; Expiration or Lapse of Warrants Without Exercise

        A U.S. Holder will not recognize any gain or loss on the exercise of a warrant to purchase our ordinary shares.

        A U.S. Holder’s initial tax basis in the ordinary shares received on the exercise of a warrant generally will equal the sum of the its tax basis in the warrant plus the exercise price of the warrant. U.S. Holder’s holding period for the ordinary shares received upon exercise of the warrant will begin on the date the warrant is exercised.

        Upon the lapse or expiration of a warrant, a U.S. Holder should recognize a loss in an amount equal to its tax basis in the warrant. Any such loss generally should be a long-term capital loss and will be treated as described under “–Expiration of the Subscription Rights” above.

Distributions on Ordinary Shares

        We do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2010, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

        Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in a prior year, as a passive foreign investment company (“PFIC”). If our beliefs concerning our PFIC status are correct, dividend distributions with respect to our ordinary shares should be treated as qualified dividend income, subject to the U.S. Holder satisfying the holding period and other requirements. A U.S. Holder will not be entitled to the preferential rate: (i) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

        The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Israeli Tax Considerations—Taxation of Non-Residents on Dividend Distributions.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

        Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the ordinary shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Disposition of Ordinary Shares or Warrants

        Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our ordinary shares and warrants, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares or warrants, as applicable, and the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of ordinary shares or warrants will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

        In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares and warrants will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares and warrants is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Passive Foreign Investment Companies

        Generally, a foreign corporation is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either:

—	75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the "Income Test"); or

—	At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (the “Asset Test”).

        Passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

        If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the ordinary shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our ordinary shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the ordinary shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

        The PFIC rules would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while were are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. Holders to consider whether to make a QEF election. In addition, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

        A U.S. Holder of PFIC shares which are “marketable” can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted basis in the PFIC shares. Loses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. We do not believe that our ordinary shares currently qualify as “marketable” for this purpose because the OTC Bulletin Board, on which our ordinary shares and warrants are currently traded, is likely not a “qualified exchange” under current Treasury regulations.

        We believe that we were not a PFIC for 2006, 2007, nor 2008. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who make a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event we qualify as a PFIC.

Backup Withholding

        A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2010) with respect to cash dividends and proceeds from a disposition of ordinary shares or warrants. In general, back-up withholding will apply only if a U.S. Holder fails to comply with certain identification procedures. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders of Ordinary Shares

        Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, the exercise of, and the proceeds from the disposition of, subscription rights, our ordinary shares, or warrants.

        A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares or warrants if: (i) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the U.S.; (ii) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met; (iii) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

        In general, non-U.S. Holders will not be subject to the 28% backup withholding with respect to the payment of dividends on our ordinary shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

        Non-U.S. Holders generally may be subject to backup withholding at a rate of 28% on the payment of the proceeds from the disposition of our ordinary shares to or through the U.S. office of a broker, whether domestic or foreign, or the office of a U.S. related person, unless the non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. Holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.

        The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

EXPERTS

        Our consolidated financial statements as of December 31, 2008 and 2007, and for each of the three years in the periods ended December 31, 2008, 2007 and 2006, respectively, appearing in our Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated in this prospectus by reference, have been audited by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon and incorporated in this prospectus by reference. These consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        The law firm of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. of Tel Aviv, Israel, has passed on the validity of the securities offered hereby. Certain legal matters with respect to U.S. federal securities laws with respect to the offered securities will be passed upon for us by Z.A.G./S&W LLP, Boston, MA.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is a part of a registration statement on Form F-1 that we filed with the SEC under the Securities Act of 1933. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules thereto. As such, we make reference in this prospectus to the registration statement and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the registration statement and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

        We file annual and special reports and other information with the SEC (Commission File Number 000-20892). These filings contain important information which does not appear in this prospectus.

        For further information about us, you may read and copy any document filed with or furnished to the SEC by us at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549, Room 1580. Our SEC filings are also available to the public through the SEC’s web site at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room in Washington D.C. and in other locations.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below.

—	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on April 6, 2009; and

—	The description of our ordinary shares contained in Item 1 of our registration statement on Form 8-A filed with the SEC on December 17, 1991 under the Exchange Act and any amendment or report filed for the purpose of updating that description.

        Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference.

        We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to:

Attunity Ltd
Kfar Netter Industrial Park, POB 3787
Kfar Netter 40593, Israel
Attn.: Company Secretary
Telephone number (+972) 9-899-3000

        You may also obtain information about us by visiting our website at http://www.attunity.com. Information contained in our website is not part of this prospectus.

        We are an Israeli company and are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that those filings are not available on the SEC’s website. However, since that date, we have been making all required filings with the SEC electronically, and these filings are available over the Internet at the SEC’s website at http://www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

        Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, a substantial number of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because our principal assets and a substantial number of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

        We have been informed by our legal counsel in Israel that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

        Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a final U.S. judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	the judgment is enforceable in the state in which it was given;

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

—	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;

—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

        We have irrevocably appointed our subsidiary, Attunity Inc. as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan arising out of the Offering or any purchase or sale of securities in connection therewith. We have not given consent for this agent to accept service of process in connection with any other claim.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

EXPENSES

        We have agreed to bear all expenses relating to the registration of the ordinary shares and warrants registered pursuant to the registration statement of which this prospectus is a part. We estimate these expenses to be approximately $132,100, which include the following categories of expenses:

SEC registration fee	$100.44

Printing and photocopying fees	$10,000

Legal fees and expenses	$70,000

Accounting fees and expenses	$20,000

Subscription Agent and registrar fees and expenses	$15,000
Information Agent fees and expenses	$10,000

Warrant Agent fees and expenses	$7,000

Total Expenses	$132,100.44

ATTUNITY LTD

UP TO 10,000,000 ORDINARY SHARES ISSUABLE UPON EXERCISE OF RIGHTS TO SUBSCRIBE FOR
SUCH SHARES AT $0.12

WARRANTS TO PURCHASE UP TO 5,000,000 ORDINARY SHARES

PROSPECTUS

        We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. Prospective investors must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it was unlawful. The information in this prospectus is current as of April 9, 2009.